ORIGINAL

As filed with the Securities and Exchange Commission on October 8, 2010




SEC MAIL
RECEIVED
PROCESSING
OCT 12 2010
WASH, D.C.
193
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 1-A REGULATION A OFFERING STATEMENT Under THE SECURITIES ACT OF 1933

PRIME PACIFIC FINANCIAL SERVICES, INC.
(Exact name of issuer as specified in its charter)

WASHINGTON	**6712**	**91-2089331**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

2502 196th Street, Lynnwood, Washington 98036, Telephone 425 -712-9898
(Address and telephone number of principal executive offices and principal place of business)

GLENN DEUTSCH
President and Chief Executive Officer
2502 196th Street
Lynnwood, Washington 98036
(425) 712-9898
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of Prime Pacific Financial Services, Inc. are as follows. The residence and business addresses of such persons are provided below.

Name	Business Address	Residence Address
(a) Directors		
Glenn Deutsch	2502 196th St SW Lynnwood, WA 98036	13704 67th Ave W Edmonds, WA 98026
David Bolin, Jr.	PO Box 82187 Kenmore, WA 98028	16040 38th Ave NE Lake Forest Park, WA 98155
Diana Clay	2002 196th St SW Lynnwood, WA 98036	PO Box 2669 Lynnwood, WA 98036
Norman Goodwin, DDS	19020 33rd Ave W, Ste 200 Lynnwood, WA 98036	1105 12th Ave N Edmonds, WA 98020
Timothy McMahon	6505 216th SW, Ste 205 Mountlake Terrace, WA 98043	14330 24th Ave SE Mill Creek, WA 98012
John Pfeifer, O.D.	18631 Alderwood Mall Pkwy, Ste 105 Lynnwood, WA 98037	15435 11th Ave SW Burien, WA 98166
Linda Schoener	700 Bellevue Way NE, Ste 220 Bellevue, WA 98004	7212 164th St SW Edmonds, WA 98026
Harry Truitt	5421 196th St SW, Ste 6 Lynnwood, WA 98036	15427 Westwick Rd Snohomish, WA 98020
Roger Werner, CPA	19109 36th Ave W, Ste 213 Lynnwood, WA 98036	2637 Perkins Lane W Seattle, WA 98199
(b) Executive Officers		
Eric Carlsen	2502 196th St SW Lynnwood, WA 98036	808 Maple Street Edmonds, WA 98202
Don Kiser	2502 196th St SW Lynnwood, WA 98036	7081 47th Ave W Mukilteo, WA 98275
Liz Norsby	2502 196th St SW Lynnwood, WA 98036	6810 73rd St NE Marysville, WA 98270

(c) **Not Applicable**

(d) **Not Applicable**

(e) **Not Applicable**

(f) **Not Applicable**

(g) **Affiliates of the Issuer.** Prime Pacific Bank, National Association (the "Bank") is a wholly-owned subsidiary of Prime Pacific Financial Services, Inc. (the "Company" or the "Issuer").

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128, has advised the Issuer in connection with certain banking and securities aspects of the offering. Graham & Dunn PC has advised the Issuer that when sold by the Issuer pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Washington fully paid and non-assessable.

(i) – (m) **Not Applicable**

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.]

(b) **Not Applicable**

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders of the Company, such persons will be offered an opportunity to participate in the offering. However, the Company has discretion not to offer shares to persons who reside in states in which regulatory compliance would, in the judgment of the Company, be unduly burdensome. The Company intends to offer shares to existing shareholders and the general public in the State of Washington pursuant to a registration by coordination effected pursuant to Washington law, and intends to offer shares to Company shareholders residing in other states, which provide applicable exemptions from registration in connection with such offers and sales. All offers and sales will be accomplished in accordance with applicable state securities laws. No person associated with the Issuer will receive any bonus, commission or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

2502 196th Street
Lynnwood, Washington 98036
(425) 712-9898

A Maximum of $5,000,000
(1,562,500 Shares at $3.20 Per Share)

Prime Pacific Financial Services, Inc. ("Prime Pacific") is offering up to 1,562,500 shares of its common stock to our shareholders and the general public at $3.20 per share. The offering will commence on __________, 2010, and will terminate on _______________, 2010 [60 DAYS] unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase amount for new shareholders is 3,125 shares ($10,000). There is no minimum purchase amount for current shareholders.

In addition to other matters discussed in this document, you should also be aware of the following:

- There is **no minimum offering amount,** and we may receive less than $5,000,000 in gross proceeds;
- Because there is **no minimum offering amount,** we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter or broker involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- We have subjectively established the offering price at $3.20 per share, based on a variety of factors considered relevant by our board of directors (see "TERMS OF THE OFFERING – Offering Price" for a description of the factors considered).

Investment in the shares involves a substantial degree of risk. See "RISK FACTORS" beginning on page 6 for information that should be considered by each prospective investor.

The securities offered by means of this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Common Share	$3.20	$-0-	$3.20
Maximum Offering	$5,000,000	$-0-	$5,000,000

(1) The offering price for the shares has been determined by Prime Pacific. See "RISK FACTORS."
(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by Prime Pacific and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3) Before deducting estimated expenses of the offering of approximately $50,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Prime Pacific. Prime Pacific anticipates that proceeds will be contributed to Prime Pacific Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is _________, 2010

TABLE OF CONTENTS

Page

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered	1,562,500 Shares
Common Stock to be Outstanding After the Offering	2,796,197 shares, assuming all offered shares are purchased.
Minimum Subscription	New shareholders must subscribe for at least 3,125 shares ($10,000). There is no minimum subscription amount for existing shareholders. See "TERMS OF THE OFFERING."
Maximum Subscription	No person may purchase more than a number of shares that would cause such person to beneficially own, together with shares that such person currently owns, more than 5% (61,684 shares, based on the number of shares currently outstanding) of the total shares outstanding, without the prior approval of the Company. See "TERMS OF THE OFFERING."
Price	$3.20 per share
Use of Proceeds	For general working capital purposes and to support anticipated future growth of Prime Pacific Bank. See "USE OF PROCEEDS."
Special Factors to be Considered	The securities offered involve certain risks. See "RISK FACTORS."

Plan of Distribution and Terms of the Offering

The offering will commence on _________, **2010** and will continue until __________, **2010** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to certain of our existing shareholders, they will not have priority in the offering.

The offering is being made only to residents of states in which an exemption from registration under applicable state securities laws is available, or in which the Company can register the offering, by coordination or otherwise, without undue expense or burden. The Company reserves broad discretion as to the states in which the offering will be made. See "TERMS OF THE OFFERING -- Broad Company Discretion."

New shareholders must purchase a minimum of 3,125 shares ($10,000). There is no minimum purchase amount for existing shareholders.

No person may purchase more than a number of shares that would cause such person to beneficially own, together with shares that such person currently owns, more than 5% of the total shares outstanding, without the prior approval of the Company. See "TERMS OF THE OFFERING."

Securities Offered

We will issue and sell shares of our common stock, no par value per share. For a description of the material terms of our common stock, see "DESCRIPTION OF CAPITAL STOCK -- Common Stock."

Conditions of the Offering

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

The shares will be marketed on a best efforts basis by our directors and executive management. No person will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Prime Pacific

Prime Pacific is a Washington state bank holding company formed in 2000, primarily to hold all of the common stock of Prime Pacific Bank, N.A, a national banking association that commenced operations in 1995 in Lynnwood, Washington. We are headquartered in Lynnwood and have opened a total of four branch locations in Lynnwood, Kenmore and Mill Creek, Washington.

At June 30, 2010 we had consolidated total assets of approximately $159.6 million, consolidated total liabilities of approximately $150.4 million, total net loans of approximately $117.7 million, total deposits of approximately $144.6 million, and shareholders' equity of approximately $9.2 million.

Through Prime Pacific Bank, we provide a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; and other financial services usually handled for customers by commercial banks. See "BUSINESS." Prime Pacific Bank maintains a web site at www.primepacificbank.com, which contains additional information about the products and services offered.

Prime Pacific Bank is a service oriented bank that offers superior financial services for local businesses and consumers. We are able to give individual attention to our client's needs and tailor products and services to best serve our clients.

The unprecedented recession that the country and our region has experienced and is now apparently emerging from has had significant effects on the banking landscape. With industry consolidation, it is apparent that fewer competitors will exist as we emerge through the recession. We believe that this provides new and added opportunities for growth in our market area, by offering real alternatives to the ultra large, national banking and money center corporations.

Bank management and our board of directors understand the need for further improvements in asset quality. Our management has guided the Bank to relative success in what has turned out to be one of the more difficult banking market areas and is now positioned as one of the stronger banks among its local peer group. The Bank achieved this in part by a near cessation of lending in the highest problem categories of loans going back to late 2007. Others in our area continued such lending activity beyond this time and paid significant consequences for this. In addition to cost controls and other measures, the Bank avoided the severe problems many other peer banks experienced by not investing in "preferred" securities of the quasi government agencies that when they were essentially nationalized in 2009, and lost their value as investments. Such investment losses were a significant source of problems (actually resulting in the seizure of some) for numerous banks, both nationally, in Washington State, and in our market area.

With the highest exports in the nation (based on aerospace, software and agriculture), strong health, software and technology industries, significant deepwater ports, and military base personnel as well as desirable geographic climate and location, Washington State and the Puget Sound market area has been surprisingly negatively affected by the recession. It would appear that this has in part been exacerbated by the largest bank seizure in the nation having occurred locally in 2009. There have been several events that have served to depress the level of economic activity but are being worked through. Notwithstanding these past events, it appears that the Bank's market area has prospects that are quite good, based on the above mentioned services, businesses and industries in the area, and the Bank while negatively affected by the recession, is in relatively positive condition compared to local peers in this particularly difficult environment.

Management and our board of directors believe that although operationally profitable, the higher cost of doing business during these stressed times with some write down of credits and increased collection and regulatory costs has impacted earnings and a recovery in our economy should help reverse this trend.

We understand that the wheels of our economy are driven by small business and Prime Pacific Bank will continue to support the growth of our community. This offering will serve to further strengthen the Company and the Bank and enable us to take advantage of opportunities that present themselves in our market place.

Recent Regulatory Developments

Consent Order

On August 31, 2009, the Office of the Comptroller of the Currency ("OCC") and the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order (the "Consent Order"). The Consent Order focuses on steps the OCC has recognized as necessary to correct deficiencies relating to risk management, levels of concentration in the Bank' s commercial real estate portfolio, liquidity risk management, credit risk ratings, problem loan management and the allowance for loan losses. Among other things, the Consent Order requires:

- That the Bank maintain specified minimum capital ratios at all times.

- That the Bank may declare dividends only in compliance with specified conditions including prior approval of the OCC.

- That the Bank shall not increase its total loans above specified amounts until certain identified deficiencies in asset quality are corrected and the Bank receives prior approval of the OCC.

- That the Bank develop and submit to the OCC a strategic plan covering the three year period from the date of the Consent Order and implement and adhere to such three-year plan following approval by the OCC.

- That the Bank update and submit to the OCC a liquidity program, and implement and adhere to such liquidity program following approval by the OCC.

- That the Bank prepare and submit to the OCC a program designed to manage the risk in the Bank's commercial real estate ("CRE") loan portfolio in accordance with applicable OCC guidelines, and subsequent to approval and implementation of such program to submit to the OCC at least quarterly a written assessment of the Bank's progress in reaching compliance.

- That the Bank develop a program to ensure that the risk associated with the Bank's loans is properly reflected and accounted for on the Bank's book and records.

- That the Bank establish a plan to reduce the volume of problem assets by ensuring that management addresses and intervenes, as appropriate, to resolve problem credit situations. Among other things, the Bank is to reallocate internal resources or employ a qualified outside individual to serve as a loan workout specialist, reporting directly to the board of directors.

- That the Bank adopt and implement policies and procedures for maintaining and adequate Allowance of Loan and lease Losses, consistent with applicable OCC guidelines.

The Bank is attempting to comply with all of the material terms of the Consent Order.

Written Agreement

On December 30, 2009, the Company entered into an agreement (the "Written Agreement") with the Federal Reserve Bank of San Francisco (the "Federal Reserve"). Pursuant to the Written Agreement, the Company agrees that:

- Unless it has obtained the prior written approval of the Federal Reserve, it will not (i) declare or pay any dividends; (ii) take dividends or any other form of payment from the Bank representing a reduction in capital of the Bank; or (iii) make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities.

- Unless it has obtained the prior written consent of the Federal Reserve, it will not (i) incur, increase or guarantee any debt; or (ii) purchase or redeem any of its shares.
- It will submit to the Federal Reserve a statement of the Company's planned sources and uses of cash for debt service, operating expenses and other purposes for 2010, and for each subsequent calendar year prior to the beginning of that year.
- It will comply with applicable prior notice provisions regarding the appointment of any new director or senior executive officer.
- It will comply with statutory and regulatory restrictions on indemnification and severance payments.

The Company believes that it is in compliance with all of the material terms of the Written Agreement.

RISK FACTORS

An investment in our shares involves substantial risks, including those described below. There are many risks inherent in any business enterprise; the matters described below are considerations that are unique to our business and our market. Prospective investors should carefully consider these risk factors, in addition to other information with respect to our business contained in this Offering Circular, before purchasing shares in the offering.

Risks Associated with Our Business

We cannot accurately predict the effect of the continuing economic downturn on our future results of operations or the market price of our common stock.

The national economy and the financial services sector in particular continue to face challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the continuing economic downturn, which has adversely impacted our markets and our Company. Any further deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our common stock to decline. While we cannot accurately predict how long these conditions may exist, the economic downturn could continue to present risks for some time for the industry and the Company.

Further economic deterioration in the market areas we serve, as well as the continuation of the current economic downturn, may continue to adversely impact earnings and could increase credit risk associated with the loan portfolio.

The Pacific Northwest and Snohomish County, the market in which we are headquartered, have been hard hit by the economic recession, particularly the real estate market. The inability of borrowers to repay loans can erode earnings by reducing our earnings and by requiring us to add to our allowance for loan and lease losses. Further deterioration in the market areas we serve, as well as the continuation of the current economic downturn, could result in the following consequences, any of which could have an adverse impact, which could be material, on our business, financial condition, results of operations and prospects:

- loan delinquencies may increase further;
- problem assets and foreclosures may increase further;
- collateral for loans made may decline further in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with existing loans;
- demand for banking products and services may decline; and
- low cost or non-interest bearing deposits may decrease.

A continued tightening of the credit markets may make it difficult to obtain adequate funding for loan growth, which could adversely affect earnings.

A continued tightening of the credit markets and the inability to obtain or retain adequate funds for continued loan growth at an acceptable cost may negatively affect our asset growth and liquidity position and, therefore, earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, we also rely on alternative funding sources through correspondent banking and borrowing lines with the Federal Reserve Bank and Federal Home Loan Bank to fund loans. In the event the current economic downturn continues, particularly in the housing market, these resources could be negatively affected, both as to price and availability, which would limit and or raise the cost of the funds available to us.

The FDIC has increased insurance premiums to rebuild and maintain the federal deposit insurance fund and there may be additional future premium increases and special assessments.

The FDIC adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution's unsecured debt, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The potential increase in FDIC insurance premiums could have a significant impact on us.

On May 22, 2009, the FDIC imposed a special deposit insurance assessment of five basis points on all insured institutions. This emergency assessment was calculated based on the insured institution's assets at June 30, 2009, and collected on September 30, 2009. This special assessment was in addition to the regular quarterly risk-based assessment.

The FDIC also required many insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 and for 2010, 2011 and 2012, and increased the regular assessment rate by three basis points effective January 1, 2011, as a means of replenishing the deposit insurance fund. Due to the condition of the Bank at that time, the Bank was exempt from the prepayment requirement and continues to pay assessments on a quarterly basis.

The FDIC deposit insurance fund may suffer additional losses in the future due to bank failures. There can be no assurance that there will not be additional significant deposit insurance premium increases, special assessments or prepayments in order to restore the insurance fund's reserve ratio. Any significant premium increases or special assessments could have a material adverse effect on our financial condition and results of operations.

Our loan portfolio mix increases our exposure to credit risks tied to deteriorating conditions.

Our loan portfolio contains a high percentage of commercial, commercial real estate and real estate acquisition and development loans in relation to the total loans and total assets. These types of loans have historically been viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about banks with a heavy concentration of commercial real estate loans. These types of loans are often larger than residential real estate loans and other commercial loans. Because our loan portfolio contains a few commercial and commercial real estate loans with relatively large balances, the deterioration of one or more of these loans may cause a significant increase in non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, which could have an adverse impact on results of operations and financial condition.

Our ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or to the extent the financial service industry's reputation is damaged.

Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as our bank subsidiary. In addition, our ability to engage in routine funding and other transactions could be adversely affected by the actions and financial condition of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, correspondent, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, could lead to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience material changes in the level of deposits as a direct or indirect result of other banks' difficulties or failure, which could affect the amount of capital we need.

Decline in the fair value of the Company's investment portfolio could adversely affect earnings.

The fair value of our investment securities could decline as a result of factors including changes in market interest rates, credit quality and ratings, lack of market liquidity and other economic conditions. Investment securities are impaired if the fair value of the security is less than the carrying value. When a security is impaired, we determine whether impairment is temporary or other-than-temporary. We adopted an amendment to FASB ASC Topic 320, Investments – Debt and Equity Securities relating to the recognition and presentation of other-than-temporary impairments, and accordingly if an impairment is determined to be other-than temporary, an impairment loss is recognized by reducing the amortized cost only for the credit loss associated with an other-than-temporary loss with a corresponding charge to earnings for a like amount.

Fluctuating interest rates can adversely affect profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, profitability. We seek to manage our interest rate risk within well established guidelines. Generally, we seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our structures and practices to manage interest rate risk may not be effective in a highly volatile rate environment.

We may pursue additional capital in the future, which could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of common stock, trust preferred securities, or borrowings by us, with proceeds contributed to our banking subsidiary. Any such capital raising alternatives could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock and our performance measures such as earnings per share.

Competition in our market areas may limit future success.

Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in our market area. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation, taxes and restriction as we are. Some of our competitors have greater financial resources than we do. If we are unable to effectively compete in our market areas, our business, results of operations and prospects could be adversely affected.

We operate in a highly regulated environment and changes or increases in, or supervisory enforcement of, banking or other laws and regulations or governmental fiscal policies could adversely affect us.

We are subject to extensive regulation, supervision and examination by federal banking authorities. Any change in applicable regulations or federal, state or local legislation or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws and accounting principles could have a substantial impact on us and our operations. Changes in laws and regulations may also increase our expenses by imposing additional fees or taxes or restrictions on our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies or damage to our reputation, all of which could affect our business, financial condition or results of operations.

In that regard, sweeping financial regulatory reform legislation was enacted in July 2010. Among other provisions, the new legislation (i) creates a new Bureau of Consumer Financial Protection with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) creates a Financial Stability Oversight Council comprised of the heads of other regulatory agencies, (iii) will lead to new capital requirements from federal banking agencies, (iv) places new limits on electronic debt card interchange fees, and (v) will require the Securities and Exchange Commission and national stock exchanges to adopt significant new corporate governance and executive compensation reforms. The new legislation and regulations are expected to increase the overall costs of regulatory compliance.

Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently, these powers have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations. Additionally, our business is affected significantly by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve Bank.

We cannot accurately predict the full effects of recent legislation or the various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on the Company and on the Bank. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition and results of operations.

Risks Associated with the Company and the Bank

We are subject to administrative actions by the OCC and the Federal Reserve

As described above under "OFFERING CIRCULAR SUMMARY -- Recent Regulatory Developments," the Bank has entered into a Consent Order with the OCC, and the Company has entered into a Written Agreement with the Federal Reserve. There can be no assurance that we will successfully address all of the matters set forth in the Consent Order and the Written Agreement, on the terms and in the timeframes set forth in the Consent Order and the Written Agreement, respectively. The terms of the Consent Order may have the effect of constraining future growth in the short- to mid-term, particularly in the use of non-core funding sources.

We have a high concentration of loans secured by real estate, so any further deterioration in the real estate markets we serve could require material increases in ALLL and adversely affect our financial condition and results of operations.

At June 30, 2010, we had approximately $106 million of loans secured by real estate, representing 87% of our total loan portfolio. These real estate secured loans are diversified in several different categories as follows (shown as a percentage of total loans): owner occupied commercial real estate (CRE) 25.8%, 1-4 family residential properties 25.1%, investor CRE 16.8%, residential land 4.5%, multifamily residential properties 3.8%, junior mortgages on 1-4 family properties 3.4%, and residential construction 3.2%. There were no commercial construction or commercial land loans on the Bank's books as of June 30, 2010. A continuation of the downturn in the economic conditions or real estate values of the market areas we serve, and particularly a further deterioration of such economic conditions or real estate values, may cause us to have lower earnings and could increase credit risk associated with the loan portfolio, as the collateral securing those loans may decrease in value. The continued downturn in the local economy or a further deterioration of the local economy could have a material adverse effect both on the borrowers' ability to repay these loans, as well as the value of the real property held as collateral. Our ability to recover on these loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining real estate values, which increases the likelihood that we will suffer losses on defaulted loans secured by real estate beyond the amounts provided for in the ALLL. This, in turn, could require material increases in the ALLL which would adversely affect our financial condition and results of operations, perhaps materially.

Our non-performing assets are significant and could increase, which could adversely affect our results of operations and financial condition.

Our total non-performing assets (which include foreclosed real estate) were approximately $16.6 million at June 30, 2010, down from approximately $17 million at June 30, 2009. The significant level of non-performing assets adversely affects our net income and financial condition in various ways. We do not record interest income on non-accrual loans or other real estate owned (OREO), thereby adversely affecting our income, although there may be rental income from OREO. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral less cost to sell, which may result in a partial charge-off of the value of the asset and lead us to increase our provision for loan losses. An increase in the level of non-performing assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. Continued decreases in the value of these assets, or the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition, perhaps materially. In addition to the carrying costs to maintain other real estate owned, the resolution of non-performing assets increases our loan administration costs generally, and requires significant commitments of time from management and our directors, which can be detrimental to performance of their other responsibilities. There can be no assurance that we will not experience further increases in non-performing assets in the future.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect earnings.

We maintain an allowance for loan losses (ALLL) in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may become non-performing, at any time there are loans included in the portfolio that will result in losses, but that have not yet been identified as non-performing or potential problem loans. By closely monitoring credit quality, we attempt to identify deteriorating loans before they become non-performing assets and adjust the ALLL accordingly. However, because future events are uncertain, and if the economic downturn continues or deteriorates further, there may be loans that deteriorate to a non-performing status in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains some loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing loans, requiring an increase to the ALLL. Future additions to the ALLL may also be required based on changes in the mix of loans, changes in the financial condition of borrowers, which may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the ALLL. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our loan portfolio and the adequacy of the ALLL. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from our judgments. Any increase in the ALLL would have a negative effect, which could be material, on our financial condition and results of operations.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional costs, when compared to historical norms, relating to the level of nonperforming loans. We do not record interest income on non-accrual loans, thereby adversely affecting our net interest income and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as possible loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming loans requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future.

We are currently deferring payment of interest on our outstanding trust preferred securities

Our wholly-owned subsidiary, Prime Pacific Capital Trust I has issued $5,155,000 of guaranteed undivided interest in the Company's Junior Subordinated Deferrable Interest Debentures ("Trust

Preferred Securities"). See Note 7 to the Consolidated Financial Statements contained in this Offering Circular for a description of the Trust Preferred Securities. Beginning with the payment that was due in October 2009, we have deferred regularly scheduled interest payments on the junior subordinated notes relating to the Trust Preferred Securities. The terms of the Written Agreement provide that we may not make any distribution of interest or other sums on subordinated debentures or trust preferred securities without the prior written consent of the Federal Reserve. Under the terms of the Trust Preferred Securities, we are allowed to defer payments of interest for up to 20 consecutive quarterly periods. The Company is not in default with respect to the Trust Preferred Securities, and the deferral of interest does not constitute an event of default. The Trust Preferred interest expense continues to be accrued on the records of the Company on a monthly basis. However, if we are unable to pay interest for 20 consecutive quarters, the holders of the Trust Preferred Securities would have the right to accelerate the payment of principal and interest due under the Trust Preferred Securities.

Fluctuating interest rates could adversely affect our profitability.

Our profitability is dependent to a large extent upon our net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest margin, and, in turn, our profitability. We manage our interest rate risk within established guidelines and generally seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our interest rate risk management practices may not be effective in a highly volatile rate environment.

Risks Associated with this Offering and Our Common Stock

We have subjectively established the offering price, and the price may not reflect the actual value of the shares.

The offering price of $3.20 per share has been subjectively established by, taking into account the Bank's limited earnings history and the Bank's anticipated growth and prospects. See "TERMS OF THE OFFERING -- Offering Price" below for a discussion of the factors considered by our board of directors in establishing the offering price. No independent investment banking firm or securities dealer has been retained to assist in the valuation of the shares or in the determination of the offering price. There can be no assurance that the offering price reflects the actual value of the shares being offered.

There is no active trading market for our shares.

Our shares are quoted on the OTC Bulletin Board under the symbol "PPFS.BB." See "BUSINESS -- Market for Common Equity and Related Stockholder Matters." There has not historically been significant trading activity in our shares, and we do not believe that significant trading activity will take place in the foreseeable future, if at all. We presently do not intend to seek listing of the shares on any securities exchange or automated quotation system. Accordingly, subscribers should consider this as a long-term investment.

We may pursue additional capital in the future, which could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of common stock, warrants or securities convertible into equity securities of the Company. Any such capital raising alternatives could dilute the holders of our outstanding common stock and may adversely affect the trading price of our common stock.

Certain provisions in our Articles of Incorporation and Bylaws could make a third party acquisition of us difficult.

Our Articles of Incorporation and Bylaws provide that our board of directors is divided into three classes of directors serving staggered terms of office, with one class of directors elected each year for a three year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the directors are elected in any given year.

Our Articles of Incorporation contain provisions requiring that our board of directors consider, among other things, non-monetary factors when evaluating any offer for the acquisition of the Company. Such provisions could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our shareholders) and for holders of our common stock to receive any related takeover premium for their common stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See "DESCRIPTION OF CAPITAL STOCK -- Defensive Provisions in Articles and Bylaws."

TERMS OF THE OFFERING

Method of Offering

The offering will commence on _________, **2010** and will terminate on _________, **2010.** We may, in our sole discretion, determine to terminate the offering earlier than ________, **2010,** or to extend it, for up to 30 additional days following that date.

New shareholders who are not employees of the Company or the Bank must subscribe for a minimum of 3,125 shares ($10,000). There is no minimum subscription amount for existing shareholders or employees of the Company or the Bank.

No person may purchase more than a number of shares that would cause such person to beneficially own, together with shares that such person currently beneficially owns, more than 5% of the total outstanding shares of the Company, without the prior approval of the Company. Based on the number of shares outstanding as of the date of this Offering Circular, the maximum purchase amount would be 61,684 shares.

Subject to our broad discretion (see "—Broad Company Discretion" below), the offering will be conducted on a "first-come-first-served" basis.

Offering Price

Our board of directors considered various factors in determining that the shares should be offered at a price of $3.20 per share. This price represents approximately 40% of the per-share tangible book value of the Company's common stock at June 30, 2010. In determining that the sales price represents the fair market value of the shares being offered, the board took the following factors into account: the historical earnings of the Bank; the Company's and the Bank's future prospects; the book value per share of our outstanding common stock; and the sales prices in stock offerings by other similarly situated financial institutions. The board noted that the offering price is above the recent trading prices for the Company's outstanding common stock as reported on the OTC Bulletin Board (see "BUSINESS -- Market for Common Stock and Related Stockholder Matters"). The board believes that, in view of the very limited trading volume of the Company's outstanding stock, the recent trading prices as reported on the OTC Bulletin Board are not reflective of the actual value of the stock.

The board of directors did not retain any independent party to assist in the valuation of the shares for this offering, and there can be no assurance that the offering price reflects the actual value of the offered shares. See "RISK FACTORS – We have subjectively set the offering price, and the price may not reflect the actual value of the shares."

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of any person. See " – Broad Company Discretion" below.

We also reserve discretion as to the manner and timing of the acceptance (or rejection) of subscriptions of current shareholders, including subscriptions that may be subject to prior regulatory approval.

Broad Company Discretion

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them.

The offering is being conducted pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "1933 Act") provided by Regulation A under the 1933 Act. Regulation A provides a federal exemption from registration, but does not provide an exemption from registration under state securities laws. Accordingly, the Company must comply with any applicable state securities laws in the states in which offerees reside. State securities laws applicable to the offering vary considerably. Some states provide, for example, an exemption for offers and sales to residents who are currently Company shareholders. Other states provide for the registration, by coordination or otherwise, of an offering conducted pursuant to Regulation A at the federal level. The Company currently intends to register the offering by coordination in the State of Washington but not in any other state.

The Company will reserve broad discretion as to the states in which the offering will be made, taking into account, in its sole discretion, the states in which particular potential offerees reside, the number of potential offerees in such states, any state-level exemptions from registration available, applicable regulatory provisions for the registration of the offering in such states, and expenses, delays or other burdens associated with the sale of securities to residents of such states.

Minimum Purchase Requirements

We have established the minimum purchase requirement of 3,125 shares for persons who are not currently shareholders in order to limit the total number of shareholders of record and to limit the administrative, printing and related costs associated with issuing and tracking stock certificates and maintaining a shareholder base consisting of shareholders with very small holdings. We may, in our sole discretion, accept subscriptions for less than the minimum purchase requirement from any person who is not currently a Company shareholder.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on **_________, 2010,** unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold all subscription funds, pending acceptance, in a segregated, non-interest bearing account at the Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. We reserve the right to hold subscription funds in such segregated account for a reasonable period pending receipt by us or the subscriber, as the case may be, of any applicable regulatory approvals in connection with such subscription. Unless regulatory approvals of a subscription are required, if we determine to reject a subscription, we will do so (and return all subscription funds) within 10 days of our receipt of the subscription.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

The shares will be offered on behalf of the Company by the Company's board of directors and executive management. No commissions, fees or other remuneration will be paid to such persons or to any other person or entity, for selling shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other persons. Our directors and executive officers presently own of record 285,780 shares in total (not including shares that could be purchased upon the exercise of stock options). Our directors and executive officers have informally indicated that they currently intend to purchase, in the aggregate, approximately 28,000 shares in the offering. Such persons have not subscribed for, or otherwise formally agreed to, purchase such shares. Assuming they purchase this number of shares, they will own of record, in the aggregate, 11.2% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options) assuming that the offering is fully subscribed.

DILUTION

Assuming Full Subscription

The net tangible book value of the Company at June 30, 2010 was $9.20 million, or $7.46 per share. Net tangible book value per share is determined by dividing the net worth of the Company (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2010, other than to give effect to the sale of 1,562,500 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net tangible book value of the outstanding shares at June 30, 2010 would have been $14.16 million or $5.06 per share. This represents an immediate decrease in net tangible book value to present shareholders of $2.40 per share and an immediate accretion to new investors of $1.86 per share. The following table illustrates the accretion on a per-share basis:

Offering price per share		$3.20
Net tangible book value per share prior to offering (1)	$7.46	
Decrease in net tangible book value per share attributable to new investors	$2.40	
Pro forma net tangible book value per share after offering		$5.06
Accretion per share to new investors (2)		$1.86
Percentage accretion per share to new investors		58%

(1) At June 30, 2010, total shareholders' equity was $9.20 million, which represents a net tangible book value of $7.46 per share. Net tangible book value per share represents the Company's total shareholders' equity divided by the total number of shares outstanding.

(2) Net tangible book value accretion per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

Although our current shareholders will not experience net tangible book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages to the extent that such persons do not participate in the offering.

PRO FORMA CAPITALIZATION

Assuming Maximum Offering Amount

The following table presents the capitalization of the Company as of June 30, 2010 on a pro forma basis, and as adjusted, on a fully diluted basis, for the sale of 1,562,500 shares. Certain of the "As Adjusted" numbers are pro forma estimates and are provided for illustration purposes only.

As of June 30, 2010 (unaudited)	Actual	As Adjusted
Long-Term Debt		
Junior Subordinated Debentures	$5,155,000	$5,155,000
Stockholders' equity:		
Common stock (no par value); authorized 5,000,000 shares; issued and outstanding 1,233,697 shares actual, 2,796,197 pro forma [1]	9,455,000	14,155,000
Accumulated other comprehensive income (loss), net	58,000	58,000
Retained earnings	(307,000)	(357,000)
Total stockholders' equity	$9,206,000	$14,156,000
Book value per common share [2]	$7.46	$5.06
Regulatory capital ratios [3]		
Tier 1 leverage capital (to average assets)	9.06%	12.1%
Tier 1 risk-based capital (to risk-weighted assets)	12.45%	16.6%
Total risk-based capital (to risk-weighted assets)	13.72%	17.9%

(1) Assumes the offering is fully subscribed.
(2) Tangible common book value per share is defined as total stockholders' equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets and divided by the total common shares outstanding.
(3) Represents regulatory capital ratios of Prime Pacific Bank. Assumes that the full amount from the sale of 1,562,000 shares (after deducting estimated offering expenses) is provided as additional capital to Prime Pacific Bank.

DIVIDEND POLICY

We have not historically paid a cash dividend on our common stock, and we currently intend to retain any earnings to help fund future growth of the Bank. We do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of the Bank to pay dividends to us, and its ability to do so is subject to the payment of its expenses, its maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions." As described above under "OFFERING CIRCULAR SUMMARY -- Recent Regulatory Developments," the Bank may not currently pay dividends to the Company without the prior written consent of the OCC, and the Company may not pay dividends to its shareholders without the prior written consent of the Federal Reserve.

USE OF PROCEEDS

The gross proceeds from the sale of shares offered, assuming that all 1,562,500 shares offered by means of this Offering Circular are sold, are estimated to be approximately $5,000,000 before deducting estimated expenses of the offering of approximately $50,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum gross proceeds of $5,000,000 or any other amount, will be attained.

We will likely contribute all of the net proceeds of the offering to the Bank. None of the proceeds have been earmarked for specific purposes. The net proceeds of the offering will be utilized to strengthen the Bank's capital position to assure continued compliance with the Consent Order, as well as to support anticipated future deposit and asset growth of the Bank. The additional capital will also give the Bank the option of increasing its lending limits, which limits are determined based on its capital.

BUSINESS

Prime Pacific Financial Services

Company Financial Overview

We are a bank holding company organized under the laws of Washington, chartered in 2001. We had consolidated total assets of approximately $159.6 million at June 30, 2010. We are located in Lynnwood, Washington, and conduct our operations through our subsidiary, Prime Pacific Bank, a national banking association, which commenced operations in 1995. The Bank is headquartered in Lynnwood, Washington, with branch offices in Lynnwood, Kenmore and Mill Creek, Washington. We do not engage in any substantial activities other than acting as a bank holding company for the Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. Our holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Company Selected Financial Information as of June 30, 2010 and December 31, 2009

The following table presents unaudited financial information regarding the Company and the Bank through June 30, 2010. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

	Six months ended June 30		Twelve months ended December 31			
	2010	2009	2009	2008	2007	2006
RESULTS OF OPERATIONS	(In thousands, except per share data)					
Interest Income	$ 4,091	$ 4,873	$ 9,508	$ 12,499	$ 12,665	$ 8,807
Interest Expense	1,564	2,775	5,035	5,888	5,958	3,457
Net Interest Margin	2,527	2,098	4,473	6,611	6,707	5,350
Provision for credit losses	900	1,768	3,886	1,086	705	470
Noninterest Income	171	133	476	229	235	193
Noninterest Expense	3,259	2,428	5,913	4,428	3,976	3,185
Income (loss) before income taxes	$ (1,461)	$ (1,965)	$ (4,850)	$ 1,326	$ 2,261	$ 1,888
Income Tax Benefit (expense)	509	696	1,695	(421)	(729)	(628)
Net Income (loss)	$ (952)	$ (1,269)	$ (3,155)	$ 905	$ 1,532	$ 1,260
Earnings (loss) Per Share						
Basic	$ (.77)	$ (1.03)	$ (2.55)	$ 0.71	$ 1.22	$ 1.05
Diluted	$ (.77)	$ (1.03)	$ (2.55)	$ 0.70	$ 1.18	$ 1.01
Book Value per share	$ 7.46	$ 9.66	$ 8.18	$ 10.51	$ 9.86	$ 9.01

	Six months ended June 30		Twelve months ended December 31			
	2010	2009	2009	2008	2007	2006
FINANCIAL POSITION:	(In thousands, except per share data)					
Interest-bearing deposits in banks	$ 10,209	$ 2,967	$ 9,957	$ 5,511	$ 5,155	$ 4,549
Federal Funds Sold	0	1,000	1,000	12,215	9,455	3,909
Investment Securities	12,168	22,727	17,746	13,530	5,895	5,583
Net Loans	117,724	131,200	121,032	139,428	133,215	101,594
Total Assets	159,641	181,433	168,775	185,834	162,543	121,231
Total Deposits	144,636	163,333	152,648	164,629	143,815	109,212
Shareholders Equity	9,206	11,912	10,097	13,323	12,463	11,013

Return on Assets and Equity

Following are performance ratios of the Company for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007:

	Six Months Ended June 30		Year ended December 31		
	2010	2009	2009	2008	2007
Return on average assets	-0.59%	-0.68%	-1.72%	0.52%	1.05%
Return on average equity	-9.84%	-10.15%	-26.34%	6.92%	12.90%
Dividend payout ratio	0	0	0	0	0
Average equity to average assets	5.98%	6.72%	6.54%	7.58%	8.11%

Employees

The Bank had a total of 28 full-time employees and 6 part-time employees at December 31, 2009. There are no separate full-time employees of the Company.

Property

The Bank conducts its operations from four branch locations. The Bank leases its original Lynnwood office building and the land where its Mill Creek branch facility is located under operating leases expiring in 2025 and 2027, respectively. The Kenmore branch location and the newer Lynnwood main office facilities are owned by the Bank.

Market for Common Equity and Related Stockholder Matters

Our shares are quoted on the OTC Bulletin Board under the symbol "PPFS.BB." Three brokers make a market in our common stock: McAdams Wright Ragan, Inc., Knight Equity Marketing, L.P., and Domestic Securities, Inc. Trades that have occurred cannot be characterized as amounting to an active market. The following table includes data obtained from the OTC Bulletin Board web site, and does not include any other transfers as to which we have no information as to the purchase or sale price. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Period	# of Shares Traded	Price Range
2008		
1st Quarter	11,800	$13.00 to $11.25
2nd Quarter	7,400	$12.00 to $10.50
3rd Quarter	1,900	$10.50 to $9.75
4th Quarter	92,300	$9.75 to $5.00
2009		
1st Quarter	58,100	$6.10 to $5.00
2nd Quarter	3,700	$5.50 to $5.00
3rd Quarter	2,200	$5.00 to $3.25
4th Quarter	2,990	$3.25 to $2.10
2010		
1st Quarter	4,300	$2.50 to $1.30
2nd Quarter	15,100	$1.50 to $0.35
3rd Quarter (to ___)		

The last reported trade in the Company's common stock occurred ________, 2010, in a transaction for _____ shares at $____ per share. As noted, trading is not active. For example, the average daily trading volume as reported on the OTC Bulletin Board during the first two quarters of 2010 was only approximately 156 shares, and the total number of shares reported as traded during such two-quarter period (19,400) represents only approximately 1.6% of total shares outstanding.

Number of Equity Holders

As of December 31, 2009, there were approximately 345 holders of record of our shares.

Reports to Shareholders

We deliver to each shareholder of record annual consolidated audited financial statements for the year then ended and other periods described in such financial statements. We also deliver to our shareholders a quarterly newsletter with unaudited consolidated financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary, Prime Pacific Bank. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of the Company and the Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to us. The Bank's ability to pay dividends is governed by various statutes, and the Bank may not currently pay cash dividends without the prior written consent of the OCC and the Company may not pay dividends without the prior written consent of the Federal Reserve. See "OFFERING CIRCULAR SUMMARY -- Recent Regulatory Developments" and "SUPERVISION AND REGULATION – Dividends."

Prime Pacific Bank

The Bank primarily serves individuals and small to medium-sized businesses located in its primary market area, the south Snohomish County and northeast King County areas of Washington State. The Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transactional accounts and time certificates are tailored to the Bank's market area at rates competitive in such area. The Bank's deposits are attracted primarily from individuals, merchants, small to medium-sized businesses and professionals.

The principal sources of the Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); (iv) deposit service charges; and (v) residual income from merchant services. The Bank's lending activity consists of short-to-medium-term residential, owner occupied, and investor real estate loans, business loans, generally to small businesses and professionals, including operating loans and lines, equipment loans, including SBA loans, as well as construction and consumer loans or lines of credit. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, telephone and internet banking, and automatic draft for various accounts.

Market Area and Competition

The Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area. There are nine local "community banks" which are located in the Bank's primary service area and directly target the same loan and deposit markets of the Bank. These banks range in size from approximately $104 million to $1.7 billion in total assets. Additionally, there are four larger regional and national banks with offices located within the Bank's primary service area and which also provide competition to the Bank.

The Bank is subject to substantial competition in all aspects of its business. Competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank, and some of which have financial resources greater than those of the Bank. The future success of the Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). The Bank competes for funds with other institutions, which, in most cases, are significantly larger and thus may obtain deposits at lower rates of interest.

Products and Services

In conjunction with the growth of its asset base, the Bank periodically introduces new products and services to position itself to compete in its highly competitive market. The Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the Bank has developed a mix of products and services tailored to its market. Additionally, the Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans.

Other products and services include electronic funds transfers, electronic tax payment, safe deposit boxes, and merchant service sales. The Bank also provides telephone and internet banking services to include a bill paying service.

Lending Activities

The two main areas in which the Bank has directed its lendable funds are owner occupied commercial real estate loans and residential 1-4 family real estate secured loans. At December 31, 2009, these categories accounted for approximately 24.1% and 23%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

At December 31, 2009, the Bank had a concentration of loans secured by real estate representing approximately 83.1% of the loan portfolio. The composition of the loans secured by real estate as a percentage of total loans is approximately as follows: approximately 24.1% were owner occupied commercial real estate, 23% were first mortgage 1-4 family home loans, 16.7% were investor commercial real estate loans, 6.4% were residential construction loans of which 40% were custom (not speculative) construction, 4.6% were residential land secured loans, 4.3% were multifamily properties secured, 4.3% were junior lien residential loans, and 1.7% was owner occupied commercial construction. These loans are concentrated in the Bank's market area of south Snohomish County and northeast King County in Washington State. Due to the diversity of the borrowers and product types, the Bank does not believe this loan concentration represents a significant risk, although a further downturn in the real estate market in the Bank's primary market area could have an adverse effect on the Bank and its operations.

The Bank on occasion sells "participations" in loans. A "participation" means that the Bank sells a portion of a loan originated by the Bank and as a result the Bank's exposure on the amount of the loan that it retains (does not sell through participation) is reduced. In addition to limiting exposure, selling participations in loans can be used when necessary to stay within lending limits. The Bank may also purchase a participation amount in a loan originated by another bank. Loan participations are customary in the banking industry, and the terms of the agreements between the Bank and the banks to which it sells or buys loan participations contain customary terms and conditions.

In the normal course of business there are various commitments outstanding and commitments to extend credit, which are not reflected, in the financial statements. A "commitment" is an agreement by the Bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, the Bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of the Bank. See "Loan Policy" below.

The Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted, such as any decrease in an interest rate, because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Loan Policy

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Lending activities are conducted under a written loan policy that has been adopted by the Bank's board of directors. Such loan policy provides specific restrictions with regard to loan terms, loan to value ratios, debt to income ratios, and appraisal requirements. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans between $1,000,000 and the Bank's "legal lending limit" are approved by the Bank Directors' Loan Committee. The Bank's legal lending limit, which fluctuates over time, is an amount equal to 15% of its regulatory capital under applicable regulatory limitations on the amount of loans that may be made to one borrower.

Loan commitments are underwritten within the Bank's established guidelines for each loan category and carry no unusual risk.

At December 31, 2009, the Bank had loan commitments (including undisbursed loan funds under lines of credit or multiple advance notes) to loan monies totaling approximately $5.9 million. Of this amount, approximately $1.9 million (32%) was secured by real estate. Commercial and other loan commitments totaled approximately $4.0 million (68%) in total commitments.

Loan Portfolio: Loans Receivable

Total net loans of $122.2 million at December 31, 2009 reflected a decrease of $20 million or 14.2%, compared to total loans for the year ended December 31, 2008.

The following table sets forth the composition of the Bank's loan portfolio at June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006.

	June 30, 2010[1]		December 31, 2009[1]		December 31, 2008[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
			(dollars in thousands)			
Gross Loans:						
Commercial	$ 13,757	11.3%	$ 16,517	13.1%	$ 21,010	14.5%
Real Estate:						
Construction	9,404	7.7%	15,954	12.7%	27,009	18.7%
Commercial	55,034	45.1%	51,353	40.8%	54,033	37.3%
Residential	41,570	34.1%	39,844	31.7%	41,188	28.5%
Consumer	2,139	1.8%	2,063	1.7%	1,509	1.0%
Total	$ 121,904	100.0%	$ 125,731	100.0%	$ 144,749	100.0%

	December 31, 2007[1]		December 31, 2006[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
		(dollars in thousands)		
Gross Loans:				
Commercial	$ 17,729	12.8%	$ 14,911	14.4%
Real Estate:				
Construction	30,514	22.1%	18,788	18.1%
Commercial	52,364	37.9%	39,384	38.1%
Residential	35,397	25.7%	28,584	27.6%
Consumer	2,091	1.5%	1,887	1.8%
Total	$ 138,095	100.0%	$ 103,554	100.0%

(1) Loans in the above table are categorized by the type of collateral.

Total loans secured by real estate at December 31, 2009 are composed of loans secured by first mortgage 1-4 family residential 23.0%, owner occupied commercial real estate 24.1%, investor CRE including multifamily 21.1%, construction and land development 12.7%, and 4.3% junior lien mortgages. All real estate loans are underwritten within the Bank's established lending guidelines.

The following tables set forth the maturities and interest sensitivities of the Bank's loan portfolio at December 31, 2009 (dollars in thousands):

	December 31, 2009			
	Due in One Year or Less	Due after One through Three Years	Three through Five Years	Greater than Five Years
	Amount	Amount	Amount	Amount
Gross Loans:				
Residential 1-4 Family	$ 7,301	$ 11,654	$ 4,168	$ 1,896
Commercial RE & all other Loans	32,574	25,158	12,742	15,270
Total	$ 39,875	$ 36,812	$ 16,910	$ 17,166

(1) Loans above do not include non-accrual loans. This table reflects maturities, however many loans have earlier repricing dates.

Loans with either fixed or variable interest rates are categorized by their maturity date. At December 31, 2009, the Bank had total loans of $39.9 million maturing in less than one year. Approximately 40% of the Bank's loans reprice annually.

The Bank's real estate loan portfolio is secured by single-family homes, owner occupied business premises, office buildings, residential land and other real property located primarily in the Puget Sound area. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75% to 80%. The Bank's loan policy generally calls for a loan to value ratio of 75% to 80%. However, on occasion we may authorize a change to this requirement in certain limited circumstances.

The Bank's nonperforming loans (those in nonaccrual of interest status) are all considered impaired for accounting purposes. These loans totaled $14,970,200 or 11.9% of total loans and there were loan loss reserve funds of $1,289,300 specifically allocated to provide for future estimated losses on these loans, several of which have previously had partial charge offs. It is the Bank's practice, when in the opinion of the Bank's management, that a loan becomes collateral dependent, that if the loan balance is greater than the evaluated realizable collateral value that the loan is then written down to the realizable value less costs to sell, based on the most recent valuation, of the collateral.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models. Management uses a fairly sophisticated modeling program to analyze the Bank's risk to earnings and market value of equity to changes in interest rates. Management has found this more complex modeling process a better predictor of risk to changing rates than the traditional gap process to measure interest-rate risk. Gap analysis does not take into consideration that different instruments change rate by different amounts and at different times. Also gap analysis does not take into account that both loan and deposit customers may change behavior when rates change. For example, in the context of loans, borrowers may prepay loans sooner when interest rates decline. Additionally, the Bank's board of directors and management may change strategies when rates and volumes change. This will alter the level of interest-rate risk. These kinds of changes are not reflected in a gap analysis review.

At December 31, 2009, the Bank's rate shock model shows the Bank's Net Interest Income Projected Change for a 200 bp increase in rates to be positive by 1.35% and for a 300 bp increase in rates to be positive by 0.54%. The primary reason for the Bank's low risk to rising rates is due to the fact that a significant portion of the loan portfolio have adjustable or variable interest rates. Most fixed rate loans reprice on a three year time table with some tied to a 5 year or more repricing period.

Applying a traditional gap analysis, at December 31, 2009 the Bank had a negative cumulative repricing gap within one year of approximately $80.6 million, or approximately 148% of total earning assets repricing within one year. This negative repricing gap indicates that our future earnings may be adversely impacted by a rise in market interest raters, and such impact would primarily be felt in the twelve-month period after such a rise in rates.

Assets

At December 31, 2009, total assets were $169.7 million, a decrease of $15.4 million from December 31, 2008. This decrease has primarily occurred in loans partially offset by an increase in investments. Total average assets for the year 2009 were $183.1 million.

The Bank's management considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the Bank's interest earning assets by category at June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006.

Earning Assets
(dollars in thousands)

	June 30, 2010		December 31, 2009		December 31, 2008	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 118,856	84.2%	$ 122,177	81.3%	$ 142,427	82.3%
Investment Portfolio	12,168	8.6%	17,168	11.4%	13,018	7.5%
FF Sold and Int. Bearing Deps.	10,209	7.2%	10,957	7.3%	17,696	10.2%
Total	$ 141,233	100.0%	$ 150,302	100.0%	$ 173,141	100.0%

	December 31, 2007		December 31, 2006	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 136,165	87.2%	$ 102,038	88.1%
Investment Portfolio	5,523	3.5%	5,267	4.6%
FF Sold and Int. Bearing Deps.	14,610	9.3%	8,473	7.3%
Total	$ 156,298	100.0%	$ 115,778	100.0%

At December 31, 2009 and at December 31, 2008 and 2007, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 100% of the investment portfolio for all such time periods.

The following tables present the maturity distribution of the estimated market value of the Bank's debt securities at June 30, 2010 and at December 31, 2009 and 2008. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	June 30, 2010	December 31, 2009 *(in thousands)*	December 31, 2008
U.S. Government agency mortgage-backed securities	$ 12,168	$ 14,526	$ 10,284
Obligations of states and political subdivisions	0	2,680	2,736
Total	$ 12,168	$ 17,206	$ 13,020

June 30, 2010

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
			(dollars in thousands)					
U.S. government and agency mortgage-backed securities	$0	N/A	$0	N/A	$0	N/A	$12,168	100%
Obligations of states and political subdivisions	0	N/A	0	N/A	0	N/A	0	0%
Total	$0	N/A	$0	N/A	$0	N/A	$12,168	100%

	December 31, 2009							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency mortgage-backed securities	$0	N/A	$ 0	N/A	$ 0	N/A	$14,526	92%
Obligations of states and political subdivisions	0	N/A	694	100%	761	100%	1,225	8%
Total	$0	N/A	694	100%	761	100%	15,751	100%

Although the Bank's investment in U.S. government and agency mortgage backed securities have stated maturities greater than 10 years as shown above for the periods ending June 30, 2010 and December 31, 2009, the projected average life for these securities was 1.8 years and 2.3 years, respectively. As of June 30, 2010, the Bank's investment portfolio is 100% GNMA bonds of which principal and interest is backed by the full faith and credit of the United States government. The municipal bonds held as of December 31, 2009 were sold during March 2010 for a total gain of approximately $59,000.

Investment Policy

The objective of the Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. In doing so, the Bank balances the market and credit risks against the potential investment return, makes investments compatible with, compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to the Bank's investment policy and monthly review by the Bank's board of directors.

The Bank's investment strategy may change from time to time to address changing economic environments. In an environment of low but rising interest rates, management will attempt to keep the average duration of the securities in the investment portfolio under three years, allowing reinvestment of cash flows into higher earning assets as interest rates rise. Maintaining a portfolio duration of three years or less in such an environment limits earning potential but also minimizes price volatility and possible losses if liquidation of the securities was required. In an environment of high but declining interest rates, management may consider purchasing some longer-term investments, with maturities of up to 15 years, allowing the Bank to take advantage of higher earning assets with increasing values as interest rates decline.

The Bank's investment securities portfolio of $12.2 million at June 30, 2010 consisted of securities available for sale, which are carried on the books at amortized cost. In addition, unrealized gains on investment securities available for sale were $340,000 and unrealized losses were $13,000. The Bank's investment securities portfolio of $17.2 million at December 31, 2009 consisted of securities available for sale, which are carried on the books at amortized cost. In addition, unrealized gains on investment securities available for sale were $229,000 and unrealized losses were $9,000. Gain and losses are before being tax affected.

Investment Portfolio

As described above, the Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by the Bank's board of directors. The Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale. Current June 30, 2010 portfolio balances are classified as Available for Sale.

Held to Maturity includes debt securities that the Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2009 the Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At December 31, 2009, the Bank held no securities as Trading Securities.

Available for Sale securities include those, which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth weighted average yields earned by the Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Six Months ended June 30[1]					
	2010			2009		
	Avg. Bal.	Int. Inc/Exp	Avg. Rate	Avg. Bal.	Int. Inc/Exp	Avg. Rate
Assets						
Earning assets:						
Loans	$ 123,999	$ 3,879	6.3%	$ 142,798	$ 4,515	6.3%
Investment securities	14,503	238	3.3%	19,688	370	3.7%
Interest bearing deposits/FF	9,987	11	0.2%	16,577	454	1.1%
Total earning assets and interest income	$ 148,489	$ 4,128	5.6%	$ 179,063	$ 4,983	5.5%
Non-interest earning assets:						
Cash and due from banks	$ 583			$ 479		
Premises and equipment	9,439			6,329		
Other assets	8,500			3,727		
Allowance for credit losses	(3,474)			(2,796)		
Total assets	$ 163,537			$ 186,802		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand / savings	$ 33,049	$ (169)	1.0%	$ 25,257	$ (221)	1.7%
CDs	107,048	(1,312)	2.5%	134,515	(2,445)	3.6%
Short-term borrowings	0		0%	1,438	(14)	1.9%
Total interest bearing liabilities	$ 140,097	$ (1,481)	2.1%	$ 161,210	$ (2,680)	3.3%
Noninterest-bearing liabilities:						
Demand deposits	$ 7,406			$ 8,054		
Other liabilities	592			631		
Shareholders' equity	15,442			16,907		
Total liabilities and shareholders' equity	$ 163,537			$ 186,802		
Net interest income		$ 2,647	3.6%		$ 2,303	2.4%

(1) Annualized

	2009			Twelve Months ended December 31 2008[1][2]			2007		
	Avg. Bal.	Int Inc/Exp	Avg. Rate	Avg. Bal.	Int Inc/Exp	Avg. Rate	Avg. Bal.	Int Inc/Exp	Avg. Rate
Assets									
Earning assets:									
Loans	$ 136,805	$ 8,777	6.4%	$ 145,848	$ 11,879	8.1%	$ 123,045	$ 11,925	9.7%
Interest-bearing deposits/FFS	13,751	131	1.0%	12,275	394	3.2	11,365	589	5.2%
Investments	22,099	748	3.4%	10,048	449	4.5%	5,795	275	4.7%
Total earning assets and interest income	$ 172,655	$ 9,656	5.6%	$ 168,171	$ 12,722	7.6%	$ 140,205	$ 12,789	9.1%
Non-interest earning assets:									
Cash and due from banks	$ 1,740			$ 1,644			$ 1,640		
Premises and equipment	8,023			1,195			1,031		
Other assets	5,490			2,333			2,407		
Allowance for credit losses	(2,915)			(2,230)			(1,695)		
Total assets	$ 184,993			$ 171,113			$ 143,588		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand / savings	$ 28,801	$ (466)	1.6%	$ 26,077	$ (514)	2.0%	$ 39,796	$ (1,640)	4.1%
CDs	129,714	(4,364)	3.4%	116,996	(5,093)	4.4%	79,948	(4,167)	5.2%
Short-term borrowings	804	(18)	2.2%	941	(25)	2.7%	49	(3)	6.1%
Total interest bearing liabilities	$ 159,319	$ (4,848)	3.0%	$ 144,014	$ (5,632)	3.9%	$ 119,793	$ (5,810)	4.9%
Noninterest-bearing liabilities:									
Demand deposits	$ 7,979			$ 9,283			$ 10,025		
Other liabilities	810			1,083			851		
Shareholders' equity	16,885			16,733			12,919		
Total liabilities and shareholders' equity	$ 184,993			$ 171,113			$ 143,588		
Net interest income		$ 4,808	2.8%		$ 7,090	4.3%		$ 6,979	5.0%

(1) For purposes of this schedule, nonaccrual loans are included in the average balances.

(2) For purposes of this schedule, amortized loan fees are included as a part of interest income.

Changes in interest income and expense and the amounts attributable to rate and volume changes for the years ended December 31, 2009 and 2008 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

Net Interest Income and Net Interest Margin

The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities.

	June 30, 2010 (1) Increase(Decrease) Due to Changes in (in thousands)			December 31, 2009 Increase(Decrease) Due to Changes in (in thousands)			December 31, 2008 Increase(Decrease) Due to Changes in (in thousands)		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
Investments	$ (249)	$ (23)	$ (272)	$ 408	$ (109)	$ 299	$ 190	$ (16)	$ 174
Int. Bearing Deposits/FFS	(8)	(101)	(109)	14	(277)	(263)	29	(224)	(195)
Loans	(801)	(218)	(1,019)	(580)	(2,522)	(3,102)	1,857	(1,903)	(46)
Total interest income	(1,058)	(342)	(1,400)	(158)	(2,908)	(3,066)	2,076	(2,143)	(67)
Interest expense:									
Interest Bearing Demand / Savings	43	(171)	(128)	44	(92)	(48)	(270)	(856)	(1,126)
CD's	(556)	(1,184)	(1,740)	428	(1,157)	(729)	1,613	(687)	926
Short-term borrowings	-	(18)	(18)	(3)	(4)	(7)	24	(2)	22
Total interest expense	(513)	(1,373)	(1,886)	469	(1,253)	(784)	1,367	(1,545)	(178)
Net increase(decrease)	$ (545)	$ 1,031	$ 486	$ (627)	$ (1,655)	$ (2,282)	$ 709	$ (598)	$ 111

(1) Annualized

Deposits

The Bank's primary sources of funds are interest-bearing deposits. The following table sets forth the Bank's deposit structure at June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006:

(dollars in thousands)

	June 30, 2010		December 31, 2009		December 31, 2008	
	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 7,162	5.0%	$ 7,188	4.6%	$ 8,737	5.2%
Interest-bearing demand	8,857	6.1%	10,823	7.0%	7,634	4.6%
Money market	18,248	12.5%	17,500	11.4%	8,451	5.0%
Savings	5,613	3.8%	5,474	3.5%	6,349	4.0%
Certificates of deposit less than $100,000	34,676	24.0%	47,338	31.0%	55,199	33.4%
Certificates of deposit $100,000 or more	70,410	48.6%	64,901	42.5%	78,946	47.8%
Total deposits	$ 144,966	100.0%	$ 153,224	100.0%	$ 165,316	100.0%

	December 31, 2007		December 31, 2006	
	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 9,710	6.6%	$ 8,747	8.0%
Interest-bearing demand	2,613	1.8%	2,246	2.0%
Money market	28,615	19.8%	33,233	30.4%
Savings	2,340	1.6%	2,409	2.2%
Certificates of deposit less than $100,000	43,598	30.0%	25,766	23.5%
Certificates of deposit $100,000 or more	58,178	40.2%	37,020	33.9%
Total deposits	$ 145,054	100.0%	$ 109,421	100.0%

At June 30, 2010 and at December 31, 2009, 2008, 2007 and 2006, certificates of deposit of $100,000 or more aggregated approximately $70.4 million, $64.9 million, $78.9 million, $58.2 million, and $37.0 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Maturity in:					
Three months or less	$ 37,307	$ 16,291	$ 38,829	$ 32,938	$ 11,480
Over three months through 12 months	22,016	41,732	29,960	21,052	21,327
>1 year thru 3 years	11,087	6,878	8,386	1,988	4,213
Over three years	0	0	1,771	2,200	0
Total	$ 70,410	$ 64,901	$ 78,946	$ 58,178	$ 37,020

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes assist in managing the risks inherent in these activities. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the Bank has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as the Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for credit loss is maintained at a level that management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred; the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

The following table presents data related to the Bank's allowance for credit losses for the six months ended June 30, 2010 and for the years ended December 31, 2009, 2008, 2007 and 2006. The information presented represents gross amounts (that is, potential losses have not been reduced by recoveries from security interests and/or mortgages).

Summary of Credit Loss Experience and Related Information
(in thousands)

	Six months ended June 30,	Year ended December 31			
	2010	2009	2008	2007	2006
Balance at beginning of period	$ 3,554	$ 2,322	$ 1,930	$ 1,517	$ 1,048
Charge-offs:					
Commercial & industrial	190	735	245	201	76
Real estate construction & land	185	1,383	644	50	0
Real estate 1-4 family 1st	174	473	0	98	0
Commercial real estate	709	0	0	0	0
Consumer & other	155	71	23	0	0
Total charge-offs	$ 1,413	$ 2,662	$ 912	$ 349	$ 76
Recoveries:					
Commercial & industrial	0	2	218	57	72
Real estate construction & land	7	4	0	0	0
Real estate 1-4 family 1st	0	0	0	0	0
Commercial real estate	0	0	0	0	0
Consumer & other	0	2	0	0	3
Total recoveries	$ 7	$ 8	$ 218	$ 57	$ 75
Net charge-offs	$ 1,406	$ 2,654	$ 694	$ 292	$ 1
Provision charged to operations	$ 900	$ 3,886	$ 1,086	$ 705	$ 470
Balance at end of period	$ 3,048	$ 3,554	$ 2,322	$ 1,930	$ 1,517
Loans outstanding:					
End of period (Gross)	$ 121,904	$125,731	$144,749	$138,095	$103,554
Average during the period	$ 123,331	$136,805	$145,848	$123,045	$82,726
Ratio of allowance for credit losses at end of period to:					
Loans outstanding at end of period	2.50%	2.83%	1.60%	1.40%	1.46%
Average loans outstanding during the period	2.46%	2.60%	1.59%	1.57%	1.83%
Ratio of net charge offs during the period to average loans outstanding during the period	1.14%	1.94%	0.48%	0.24%	0.00%

Loan Loss Reserves Allocation
(dollars in thousands)

	June 30, 2010		December 31, 2009		December 31, 2008	
	Allocation	Percentage[1]	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 456	14.96%	$ 595	16.74%	$ 409	17.60%
Real estate	2,543	83.44%	2,896	81.48%	1,870	80.53%
Consumer	49	1.60%	63	1.78%	43	1.87%
	$ 3,048	100.00%	$ 3,554	100.00%	$ 2,322	100.00%

	December 31, 2007		December 31, 2006	
	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 333	17.26%	$ 286	18.83%
Real estate	1,566	81.14%	1,206	79.52%
Consumer	31	1.60%	25	1.65%
	$ 1,930	100.00%	$ 1,517	100.00%

[1]Percentage of loans in each category to total loans.

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of the Bank on the dates indicated:

Risk Elements - Nonaccrual, Past Due and Restructured Loans
(in thousands)

At June 30, 2010, December 31, 2009 and 2008

	June 30, 2010	December 31, 2009	December 31, 2008
Loans accounted for on a nonaccrual basis	$11,497	$14,970	$3,599
Accruing loans which are contractually past due 90 days or more	1,345	0	3,396
Restructured loans	3,229	2,333	0
Total	$16,071	$17,303	$ 6,995

At December 31, 2009 and 2008

(in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/09	12/31/08	12/31/09	12/31/08	12/31/09	12/31/08	12/31/09	12/31/08
Commercial	$0	$ 3	$ 913	$ 189	$ 0	$0	$ 53	$ 6
Real estate	0	3,393	14,030	3,410	2,333	0	819	112
Consumer	0	0	27	0	0	0	2	0
Total	$0	$ 3,396	$14,970	$ 3,599	$ 2,333	$0	$ 874	$ 118

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms, such as a lower interest rate and/or extended term, have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms unless the loan is non performing in which case it remains in or is placed on non accrual and would be shown in that category.

Short-Term Borrowings

The Bank as a member of the Federal Home Loan Bank ("FHLB") has an agreement to borrow funds on a short-term basis. Pursuant to collateral agreements with the FHLB, advances are collateralized by pledged securities. The Bank has not borrowed funds from the FHLB in the past except on a very infrequent basis. Currently the Bank does not have any borrowed funds outstanding from the FHLB, although it may borrow in the future.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. The Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. The Bank's primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. The Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of income cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Home Loan Bank.

In order to ensure adequate funds are available at all times, the Bank has policies and procedures in place to monitor liquidity levels on a regular basis. The Bank is not subject to any specific liquidity requirements imposed by regulatory orders. The Bank is subject to general regulatory safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes to financial condition and results of operations for the Company and the Bank for the six months ended June 30, 2010 and for the years ended December 31, 2009 and 2008.

Results of Operations

For the Six Months Ended June 30, 2010 and 2009

The Company had a net loss of $951,000 or $0.77 per adjusted common share outstanding for the first six months of 2010, compared to a net loss for the first six months of 2009 of $1,269 or $1.03 per adjusted common share outstanding. Our returns on average assets and average common equity for the first six months of 2010 were -0.59% and -9.84%, compared to -.68 % and -10.15%, respectively, for the first six months of 2009.

Interest income on loans for the six months ended June 30, 2010 totaled $3.8 million, versus $4.4 million for the same period of 2009. This represents a decrease of $561,000 or 12.7%. Lower loan volume accounted for most of this decrease. Net loans at June 30, 2010 were $117.7 million versus $131.2 million at June 30, 2009. This represents a decrease of $13.5 million or 10.2%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for the six months ended June 30, 2010 was $249,000, compared to $470,000 for the same period in 2009. This represents a decrease of $221,000 or 47%. This decrease was due primarily to corresponding balances in these accounts being down by $13.4 million or 51%. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at June 30, 2010 totaled $22.6 million versus $35.4 million at June 30, 2009. This represents a decrease of $12.8 million or 36.1%.

Interest expense on deposits for the first six months of 2010 totaled $1.481 million, compared to $2.667 million for the same period in 2009. This represents a decrease of $1.186 million or 44.4%. Total deposits at June 30, 2010 were $145 million compared to $164.4 million at June 30, 2009. This represents a decrease of $19.4 million or 11.8%.

Net interest income for the six months ended June 30, 2010 increased $344,000 to $2.647 million, compared to $2.303 million for the first six months of 2009. The increase is primarily attributable to a reduction in deposit interest expense. Loans decreased 10% from the June 30, 2009 total of $135.5 million to a total of $121.9 million as of June 30, 2010.

Net interest margin was 3.6% for the first six months of 2010 compared to 2.4% for the same period in 2009. The yield on the overall investment portfolio was 3.3% for the first six months of 2010 compared to 3.7% for the same period in 2009.

Provision for loan losses for the six months ended June 30, 2010 was $900,000 versus $1,768,000 for the same period in 2009. The decrease is primarily due to the timing of the increase in nonperforming loans, which occurred in the first half of 2009.

Other income increased $38,000 for the first six months of 2010, to $171,000 from $133,000 for the same period in 2009. This represents an increase of 28.5% and is attributable to gains on the sale of OREO, gains on sale of securities, and increased ATM fee income.

Salaries and employee benefits totaled $1,248,945 for the first six months of 2010, compared to $1,250,954 for the same period in 2009.

Occupancy expenses totaled $369,000 for the first six months of 2010, compared to $354,000 for the same period in 2009.

Data processing expenses increased $23,000 or 13.4% from $171,000 for the first six months of 2009 to $194,000 for the first six months of 2010. This variance was primarily due to contractual terms with the Bank's data processing vendor.

Legal, professional, consulting and administrative expenses totaled $854,000 for the first six months of 2010, compared to $550,000 for the same period in 2009. This represents an increase of $304,000 or 55%. This is primarily attributable to an increase in FDIC premiums of $138,766 or an increase of 146%, OCC Assessments increased by $32,537 or 99.7%, Legal expense primarily associated with loan collections increase in 2010 over 2009 by $77,000 from $3,000, and the Bank's main D&O/Bond insurance costs increased by $67,000 for the first 6 months of 2010 over the same period in 2009.

The accounting fees associated with independent external auditing also increased by $6,600 due to increased third-party loans/operations audits.

Advertising, public relations, and business development expenses for June 30, 2010 year-to-date were $3,362 versus $52,768 for the same period in 2009.

Other operating expenses for the first six months of 2010 were $720,000, compared to $209,000 for the first six months of 2009. The primary increase in 2010 was Loss on Sale of assets in the amount of $544,000 during the first six months of 2010 compared to $10,000 for the first six months of 2009. Total non-interest operating expenses for the first six months of 2010 increased $809,000 or 32.6% to $3,285,000, compared to $2,476,000 for the first six months of 2009. Total non-interest operating expenses as a percentage of average assets was 2.0% and 1.3% for the first six months of 2010 and 2009 respectively.

<u>For the Years ended December 31, 2009 and 2008</u>

The Company's net loss for the year 2009 was $3.16 million, or $ 2.55 per adjusted common share outstanding, compared to a net income for 2008 of $905,000 or $0.70 per adjusted common share outstanding. Our returns on average assets and average common equity for 2009 were -1.72% and -26.34%, compared to .52% and 6.92%, respectively, for 2008.

Interest income on loans for the year 2009 totaled $8.63 million versus $11.66 million for the year 2008. This represents a decrease of $3.03 million, or 26%. A decrease in loan balances and increase in non-accrual loans accounted for most of this decrease. Net loans at December 31, 2009 were $121.03 million versus $139.43 million at December 31, 2008. This represents a decrease of $18.4 million or 13.1%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for 2009 was $883,000 compared to $851,000 for 2008. This represents an increase of $32,000 or 3.7 %. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at December 31, 2009 totaled $28.9 million versus $31.4 million at December 31, 2008. This represents a decrease of $2.5 million or 8%.

Interest expense on deposits for 2009 totaled $4.8 million compared to $5.6 million for 2008. This represents a decrease of $0.8 million or 13.8%. Allowing high cost deposits to run off, together with the overall decrease in the cost of funds, accounted for most of this decrease in interest expense. Total deposits at December 31, 2009 were $152.6 million compared to $164.4 million at December 31, 2008. This represents a decrease of $12 million or 7.3%.

Net interest income for the year 2009 decreased $2.1 million to $4.5 million from $6.6 million for 2008. The decrease is attributable to loan balances decreasing by approximately $17.2 million, combined with the average interest rate on loans decreasing from 8.1% in 2008 to 6.4% in 2009. Loans declined 12.1%% from the December 31, 2008 total of $141.7 million to a total of $124.6 million as of December 31, 2009.

Net interest margin was 2.6% for 2009 compared to 3.7% for 2008.

Provision for loan losses for 2009 was $3.9 million versus $1.1 million for 2008. This represents an increase of $2.8 million or 255%.

Other income increased $247,000 for 2009 to $476,000 from $229,000 for 2008. This represents an increase of 108% and is primarily attributable to net gain on the sales of investment securities.

Salaries and employee benefits totaled $2.5 million for 2009 versus $2.6 million for 2008. This decrease of $0.1 million or 4% from the prior period was due to tight control of staffing levels in addition to control of salary levels the savings of which was slightly offset by the added staffing necessary for the opening of a new branch April of 2009.

Equipment rentals, depreciation and occupancy expenses increased $209,000 or 35% from $600,000 for 2008 to $809,000 for 2009. The majority of this increase is attributable to the addition of the new corporate headquarters/branch.

Occupancy expenses totaled $607,000 for 2009 compared to $436,000 for 2008. This represents a increase of $171,000 or 39% and can be attributed to the addition of the new corporate headquarters/branch.

Data processing expenses increased $45,000 or 17.5% from $256,000 for 2008 to $301,000 for 2009.

Legal, professional, and consulting expenses totaled $750,000 for 2009 compared to $223,000 for 2008. The increase of $527,000 or 236% was due primarily to OCC assessments increasing by $21,000 or 34%, FDIC premiums increased by $471,000 or 486%, legal expenses increased $17,000 or 64% and accounting/audit expenses increased by $16,000 or 43%.

Advertising, public relations, and business development expenses for 2009 were $55,000 versus $98,000 for 2008. This decrease of $43,000 or 44% was due to decreased general advertising and promotional activities.

Other operating expenses for the year 2009 were $1.1 million compared to $0.4 million for the year 2008. This represents an increase of $0.7 million or 175%. This increase was primarily due to expenses associated with increased levels of OREO in 2009. Loss on sale of OREO was $586,000 in 2009 compared to a recovery of $4,500 in 2009. Other loan servicing expenses associated with the OREO increased approximately $165,000 in 2009 over 2008.

Total non-interest operating expenses for the year 2009 were $5.9 million, an increase of $1.5 million from the year 2008 of $4.4 million. As a percentage of average assets, non-interest expenses represented 3.2% for 2009 and 2.6% for 2008.

Income tax expense (benefit) for the year 2009 was $(1,695,000) compared to $421,000 for 2008. The effective tax rate for 2009 was 34.9% while the effective tax rate for 2008 was 31.7%.

Financial Position

For the Six months Ended June 30, 2010

The Company's total assets declined $9.1 million or 5.4% during the first six months of 2010, to a total on June 30, 2010 of $159.6 million. The decline in assets is primarily attributable to lower loan production, payoffs and loan transfers to OREO.

Portfolio investments decreased by $5 million during the first six months of 2010 to $12.9 million from $17.9 million at December 31, 2009.

Net loans decreased by $3.3 million or 2.7% from $121.0 million at December 31, 2009 to $117.7 million at June 30, 2010. This decrease was primarily in real estate loans.

Deposits declined during the first six months of 2010 by $8 million or 5.2% to $144.6 million at June 30, 2010. The majority of this decline was in time deposits.

For the Years Ended December 31, 2009 and 2008

The Company's total assets declined from $185.8 million at December 31, 2008 to $169.2 million at December 31, 2009. This represents a decrease of 8.9% or $16.6 million.

The decrease in total assets was primarily attributable to decreased loan demand, loan pay-downs/payoffs, and loan transfers to OREO. Net loans declined from $139.4 million at December 31, 2008 to $121.0 million at December 31, 2009. This represents a decrease of $18.4 million, or 13.2%. This loan decrease was primarily in real estate loans.

Cash and cash equivalents (which include federal funds sold) decreased from $14.3 million at December 31, 2008 to $11.6 million at December 31, 2009.

Deposits decreased from $164.6 million at December 31, 2008 to $152.6 million at December 31, 2009. This represents a decrease of $12.0 million, or 7.3%. The deposit decrease was primarily in time deposits.

Capital Requirements

The Company's equity capital was $9.2 million at June 30, 2010 compared to $10.1 million at December 31, 2009. This decrease of $0.3 million primarily consists of losses associated with non-performing assets including provisions for loan losses in the amount of $0.9 million during the six months of June 30, 2010.

At June 30, 2010, the Company's Tier I Capital to Average Assets was 5.7%. The Company is not required by regulation to report ratios based on Risk Weighted Assets, and therefore computes Risk Weighted Assets at the Bank level only. Ratios for the Bank as of June 30, 2010 are as follows: Tier I

Leverage Ratio was 9.06%, Tier I Risk-based Capital Ratio was 12.45%, and Total Risk-based Capital to Risk- Weighted Assets was 13.72%. See "SUPERVISION AND REGULATION – Capital Adequacy" for a description of these terms. The Company was "well capitalized" under applicable Federal regulatory guidelines at June 30, 2010. Although the Bank would be considered "well capitalized" under normal circumstances, the Bank with its current capital ratios is not considered to be "well capitalized" due to being subject to the Consent Order. See Note 18 to the Company's Consolidated Financial Statements contained in this Offering Circular for a table that shows the requirements for being "well capitalized" under applicable guidelines.

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. The Bank's bond portfolio is maintained in safekeeping at the Federal Home Loan Bank. These bonds are held in a collateral account and may be borrowed against according to FHLB terms. Currently the Bank may borrow for a term of up to 24 months using its bond portfolio as collateral. The Bank typically does not borrow funds and currently has no borrowed funds outstanding.

The Company's and the Bank's capital amounts are above minimum capital adequacy (see Note 18 to the Company's Consolidated Financial Statements contained in this Offering Circular).

A total of $ 90.1 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. The Bank runs normal and stressed liquidity analysis on a regular basis. These analyses look out over a forward 90 day period solving for basic and stressed liquidity coverage. Based on such analyses to date, the Bank currently believes that with its ability to borrow funds if needed, in addition to its successful roll over rate with maturing CDs, the Bank has adequate liquidity to meet its needs if maturing certificates of deposit are not renewed at historical levels.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased $1.1 million, or 47%, in 2009 and decreased $506 thousand, or 14%, for the first six months of 2010. In the normal course of events, the reserve total is adjusted due to ongoing, at least quarterly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. The large increase in 2009 was due to the increase in non-performing loans during the year and in order to provide for general estimates and for specifically allocated potential future loan losses. In the first half of 2010, several previously provided-for loan losses were realized, and the emergence of new credit losses slowed with some deceases noted, as well as some change in the mix of the loan portfolio into categories generally considered to have less risk. At the same time, collection efforts resulted in the reduction of some problem loans. Certain problem loans were moved into other real estate owned (OREO) with some sales of such OREO occurring. During 2009 OREO had a net increase of $4 million, and there was a net decrease of $184 thousand in the first six months of 2010.

Accruing loans that are contractually past due 90 days or more were $1.3 million at June 30, 2010, compared to $0 at December 31, 2009. The June 30, 2010 total is secured by real estate and was subsequently paid current in the following month from a previously identified source of funds.

Non-performing loans as a percentage of loans before the ALLL was 9.43% as of June 30, 2010, 11.91% as of December 31, 2009, and 2.49% as of December 31, 2008. The ALLL to non-performing loans, which is a measure of the Bank's ability to cover problem assets with existing reserves, was 3.77% as of June 30, 2010. The ratio of the ALLL to total loans on June 30, 2010 was 2.50% and for total loans less loans that were cash secured, government insured or consolidated out to affiliate was 2.65%.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of the Company and the Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
Diana Clay	58	1995	Chairman
Norman Goodwin, DDS	62	1995	Vice Chairman
John Pfeifer, O.D.	59	1995	Secretary
David Bolin, Jr.	50	1995	Director
Glenn Deutsch	58	2002	Director, President and CEO
Timothy McMahon	64	1995	Director
Linda Schoener	63	1995	Director
Harry Truitt	62	1995	Director
Roger Werner, CPA	63	1995	Director
Executive Officers			
Eric Carlsen	57	N/A	EVP and Chief Credit Officer
Don Kiser	64	N/A	SVP and Chief Financial Officer
Liz Norsby	47	N/A	SVP and Chief Operations Officer

Our Amended and Restated Articles of Incorporation provide that the number of directors must fall within a range between five (5) and fifteen (15) persons, the exact number to be fixed from time to time by resolution of the board of directors. The board of directors has set the size of the board at nine persons.

Our Bylaws provide that the board of directors shall be divided into three classes, as nearly equal in number as the then authorized number of directors constituting the whole board permits, with the term of one class expiring each year and with each director serving for a term ending at the third annual meeting of the Company's shareholders at which such director was elected.

Directors

David A. Bolin, Director of the Bank and the Company since 1995, has been a practicing attorney, focusing on litigation, in Snohomish County since 1984. David, a Snohomish Country native, was also active in local construction and real estate development projects until 2004. David graduated from Gonzaga University with a BA in Economics in 1983, and a JD law degree in 1984. He is also a

1998 graduate of Bank Director's college and recipient of a University of Washington Graduate Business School Certificate of Accounting in 2007. David is also involved in financial asset management, especially alternative investments in self-directed IRAs.

Diana L. Clay, Chairman of the Board and Director of the Bank and the Company since 1995, has been co-owner of the family partnership of Clay Enterprises since its formation in 1977, formed for the purpose of acquiring land and developing and managing commercial and multi-family income property. Ms. Clay also serves as President of the North Sound Development, Inc., a company dealing in the acquisition and development of land for resale, in addition to serving as a managing partner for various joint venture partnerships. Ms. Clay is active in the community, serving as a member of the local and national Chamber of Commerce and is a supporter of other community oriented associations. Diana also serves on two non-profit boards, Edmond Community College Foundation and The Boys and Girls Clubs of Snohomish County.

Glenn A. Deutsch, Director and President/CEO of the Bank and the Company since 2003. For a description of Mr. Deutsch's experience, see "Executive Officers" below.

Norman P. Goodwin, Vice Chairman of the Board and Director of the Bank and the Company since 1995, has been a practicing dentist in the City of Lynnwood since 1974. Dr. Goodwin graduated with honor from the University of Washington with a Doctor of Dental Science degree in 1974. In addition to working as a dentist, Dr. Goodwin has also served as clinical instructor at the University of Washington as well as lecturer at Shoreline Community College. Dr. Goodwin's various memberships include the University of Washington and Dental Alumni Associations, dental advisor for the Seattle Study Club, member of the American Dental Association and the Snohomish County Dental Society.

Timothy J. McMahon, Director of the Bank and the Company since 1995, joined First Western Properties in Lynnwood in 1986 as a commercial real estate agent. In 1989, Mr. McMahon obtained his real estate broker's license and became the Manager and broker for the Lynnwood office of First Western Properties. In 1993, he opened Washington Commercial Real Estate Services, Inc. where he has continued his work in the commercial real estate business, servicing a variety of local and national accounts and assisting in the development of several commercial retail projects. Mr. McMahon attended the University of Washington where he studied literature. He is active in the community, serving on the community services committee as a member of the Mill Creek Rotary Club.

John R. Pfeifer, Director of the Bank and the Company and Secretary of the Board of Directors since 1995, is an Optometric Physician and in 1981, opened a private practice at the Alderwood Vision Clinic in Lynnwood. Dr. Pfeifer earned a Bachelor of Science degree from the University of Houston and a Bachelor of Science in Optics and a Doctor of Optometry degree from University of Houston College of Optometry. Dr. Pfeifer has served in various capacities with optometric associations. He is a member of Volunteer Optometric Services to Humanity, Vision Source Administrator for Western Washington and the American Optometric Association.

Linda C. Schoener, Director of the Bank and the Company since 1995, is a founder and co-owner of Schoener's Interiors, a retail furniture and design store located at Lincoln Square in the Bellevue Collection. Ms. Schoener is an allied member of the American Society of Interior Design and Master Builders Association. Ms. Schoener attended Everett Community College.

Harry E. Truitt, Director of the Bank and the Company since 1995, is founder and owner of Lighthouse Diving Center. Mr. Truitt attended the College of Engineering at Bradley University where he graduated with Bachelor of Science degree in Industrial Engineering. Mr. Truitt spent several years in the United States Air Force where he graduated from the Air Force Institute of Technology Civil Engineering School. Mr. Truitt has several underwater certifications and licenses and has been author and co-author of numerous publications on underwater functions and marine life. In addition to owning and operating his business, Mr. Truitt has lectured and taught several courses at the local colleges. Mr. Truitt is a member of the National Federal of Business and Rotary International and the Lynnwood Rotary Club.

Roger D. Werner, Director of the Bank and the Company since 1995, is a Certified Public Accountant. He joined the firm of Vine Dahlen Werner and Co., CPA's in 1978. In 1999 he reorganized as Werner O'Meara & Co, PLLC where he currently practices. Mr. Werner attended the University of Washington where he received a degree in Economics. Following his undergraduate education, Mr. Werner joined the Navy and attended Naval Officer Candidate and Supply Officer School. Following his term in the service, Mr. Werner enrolled in the Master of Business Administration program at the University of California of Berkley, graduation suma cum laude. In addition, Mr. Werner has taught several college and professional courses in accounting at the local colleges and accounting associations. Mr. Werner is former President of the Snohomish Chapter of the Washington Society of CPAs and has been very active with continuing education and minority affairs in the local community.

Executive Officers

Glenn Deutsch, President and Chief Executive Officer of the Bank and the Company since 2003. Prior to 2003 Glenn was the Executive Vice President of the Bank and Company. Glenn has over 30 years of experience in the banking industry and has served in various capacities for institutions in Oregon. Glenn is the Past Chairman of the Community Bankers of Washington, South Snohomish County Chamber of Commerce and is a Trustee with the Northwest Benefit Trust an organization providing health care benefits for community bankers and their families. Glenn holds a BA in Sociology from California State University, Northridge.

Eric Carlsen, Executive Vice President and Chief Credit Officer of the Bank since 2003. Prior to 2003 Eric was the Senior Vice President and Chief Credit Officer for a $1.8 billion community bank headquartered in Washington State. Eric has over 33 years of experience in banking including 9 years as an FDIC Bank Examiner. Eric is the Past Chair of Risk Management Association (RMA), Puget Sound Chapter, and is Chair of its CRE roundtable. He sits on the Board of Compass Health, the largest nonprofit mental health provider in north Puget Sound. Eric is a graduate of Pacific Coast Bankers School (PCBS) with honors and holds a BA in Economics from Western Washington State University.

Don Kiser, Senior Vice President and Chief Financial Officer of the Bank and Assistant Secretary and CFO of the Company since 2003. Prior to 2003 Don served as the Chief Financial Officer of various community banks in the Puget Sound area. Don has over 38 years of experience in banking including both private and publicly traded institutions. Don has been a member of the Rotary (serving on the board of directors) and was active in Little League serving as treasurer and on the board. Don has served as treasurer and director on a literacy council and as chairman of the finance committee of a non-profit medical clinic. Don holds a BA in Business Administration from Seattle University.

Liz Norsby, Senior Vice President and Chief Operations Officer of the Bank since 2009. From 2005-2009 Liz served as the Operations Officer of the Bank. Liz has served in various operations positions for community banks in the Puget Sound area. Liz has over 30 years of banking experience. Liz is currently a member of the community bank operations network team. Liz has attended several technical and operational seminars and holds a Technical Diploma in Computer Programming and Data Processing.

Remuneration of Directors and Officers

Directors. Directors receive a monthly retainer of $250 and additionally receive $650 per month for board meetings attended (Company and Bank combined). Non-employee directors receive $100 per committee meeting attended. Additionally, directors receive $250 annually for their participation in a one-day strategic planning meeting. The Chairman of the Board receives a retainer of $450 per month as an ex-officio of all committees.

Executive Officers. The following table sets forth compensation paid by the Company (or the Bank) to its three most highly paid executive officers during 2009.

Name of Individual	Capacities in Which Remuneration Was Received	Aggregate Remuneration*
Glenn Deutsch	President and Chief Executive Officer	$210,000
Eric Carlsen	EVP and Chief Credit Officer	$140,000
Don Kiser	SVP and Chief Financial Officer	$133,200

* Does not include non-cash items such as stock option grants. (See "Executive Officer and Director Stock Options" below). Also does not include the value of the use of a Bank-owned vehicle provided to Mr. Deutsch.

Employment Agreements.

Glenn Deutsch. Mr. Deutsch's employment agreement with the Bank was effective January 1, 2009, and provides for a term of employment to December 31, 2011. The Bank may terminate Mr. Deutsch's employment at any time with or without Cause (as defined in the agreement) by a vote of two-thirds of the Bank's directors, excluding Mr. Deutsch. Following termination without cause, the agreement provides that Mr. Deutsch will receive three months base salary. If the Company and/or the Bank experiences a change of control (as defined in the agreement) and Mr. Deutsch opposes such event, and either such event directly results in Mr. Deutsch's termination of employment or demotion within 12 months of such change of control, Mr. Deutsch will be entitled to receive an amount equal to two times his then current annual salary, and all previously granted stock options will fully vest. Due to the present financial condition of the Bank, any payments in connection with termination of employment would require prior approval of federal regulatory agencies.

The agreement provides that for a period of 12 months following termination of employment, Mr. Deutsch will not directly or indirectly contact customers, clients, employees or pending customers and clients of the Bank

Eric Carlsen. Mr. Carlsen's employment agreement with the Bank provides for an initial term of employment from January 13, 2002 to December 31, 2004, with automatic renewal thereafter for successive two year terms unless either party has provided notice of non-renewal. The Bank may terminate Mr. Carlsen's employment at any time during the term of the agreement upon 120 days prior notice. In the event of a change of control, if Mr. Carlsen's employment is terminated within 12 months of such event, Mr. Carlsen will be entitled to receive his then current monthly base compensation for 12 months following such termination. Due to the present financial condition of the Bank, any payments in connection with termination of employment would require prior approval of federal regulatory agencies. Mr. Carlsen's employment agreement contains prohibitions on contacting Bank costumers, clients and employees identical to those described above with respect to Mr. Deutsch.

Don Kiser. Mr. Kiser's employment agreement with the Bank provides for an initial term of employment from May 27, 2003 to December 31, 2004, with automatic renewal thereafter on an annual basis unless either party has provided notice of non-renewal. The Bank may terminate Mr. Kiser's employment at any time during the term of the agreement upon 90 days prior notice. In the event of a change of control, if Mr. Kiser's employment is terminated within 12 months of such event, Mr. Kiser will be entitled to receive his then current monthly base compensation for 12 months following such termination. Due to the present financial condition of the Bank, any payments in connection with termination of employment would require prior approval of federal regulatory agencies. Mr. Kiser's employment agreement contains prohibitions on contacting Bank costumers, clients and employees identical to those described above with respect to Messrs. Deutsch and Carlsen.

Stock Option Plans

The Company's board of directors adopted a 2009 Stock Option and Equity Compensation Plan (the "2009 Plan") in March 2009 and such 2009 Plan was approved by the Company's shareholders in May 2009. The 2009 Plan replaced two prior plans, the Incentive Stock Option Plan of 2005 and the Director Non-Qualified Plan of 2005 (collectively, the "2005 Plans"). Upon shareholder approval of the 2009 Plans, the 2005 Plans were "frozen" and no new grants of options or other types of awards were, or will be, made under the 2005 Plans. Options and other types of awards previously granted and outstanding under the 2005 Plans at the time they were frozen will continue, however, subject to the terms and conditions of such plans.

A total of 100,000 shares of Company common stock may be issued under the 2009 Plan. Of such amount, a maximum of 20,000 shares may be made subject to or issued under awards granted to directors. The aggregate shares available for grant under the 2009 Plan plus the shares that continue to be exercisable under the "frozen" 2005 Plans represent approximately 18.7% of the issued and outstanding shares of the Company.

The 2009 Plan is administered by a committee ("Committee") of our board of directors. The 2009 Plan has an unlimited duration; however, the board of directors may terminate the 2009 Plan at any time, and incentive stock options may not be granted more than 10 years after the adoption of the 2009 Plan. The 2009 Plan may be amended by the board of directors without shareholder approval, except for an amendment that would increase the number of shares that may be issued, or otherwise requires shareholder approval under any applicable laws or regulations.

The 2009 Plan provides for the grant of stock options (both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and nonqualified stock options), restricted stock awards, restricted stock units, and stock appreciation rights.

All stock options granted under the 2009 Plan (whether incentive stock options or nonqualified stock options) must provide that the option exercise price is equal to the fair market value of the shares subject to the option at the date of grant. The 2009 Plan does not allow for the exercise price of outstanding stock options to be changed, except with the approval of the Company's shareholders or in connection with a change in the capital structure of the Company. The option exercise price is payable in cash or other consideration, including Company common stock.

A restricted stock award is comprised of shares of Company common stock issued to an employee or director that is subject to restrictions and conditions. Shares of common stock that are part of an award will vest upon satisfying such conditions as the Committee may determine, such as completing a specified number of years of service and/or attaining performance goals. A holder of a restricted stock award (both vested and unvested) will have the rights of a shareholder (including voting, dividend and liquidation rights) with respect to shares subject to the award.

A restricted stock unit means the right to receive a payment in cash or common stock in an amount equal to the fair market value of the Company's common stock on the date of exercise of the right to receive such payment. Restricted stock units will vest upon satisfying such conditions as the Committee may determine. Upon termination of employment, any unvested portion of a restricted stock unit will be forfeited.

A stock appreciation right means the right to receive payment in cash or common stock in an amount equal to the excess of the fair market value of the Company's common stock on the date of exercise of the right to receive payment over the fair market value of the Company's common stock on the date of grant. Stock appreciation rights will vest upon satisfying such conditions as the Committee may determine. Upon termination of employment, any unvested portion of a stock appreciation right will be forfeited.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of June 30, 2010, the number and percentage of shares of the Company's outstanding common stock held of record by (i) each of the three highest paid executive officers of the Company or the Bank; (ii) each of our directors; (iii) each person known to us to own 5% or more of the Company's outstanding stock; and (iv) all executive officers and directors as a group. Each named record owner has sole voting and investment power with respect to the shares listed unless otherwise indicated.

Owner	Amount (1)	Percent of Class*
Glenn Deutsch	24,049	1.95%
Eric Carlsen	57,917	4.69%
Don Kiser	4,789	0.39%
David Bolin	23,389	1.90%
Diana Clay	31,992	2.59%
Norm Goodwin	19,959	1.62%
Tim McMahon	43,215	3.50%
Joe Pfeifer	20,272	1.64%
Linda Schoener	16,005	1.30%
Harry Truitt	31,149	2.52%
Roger Werner	13,044	1.06%
All Executive Officers and Directors as a Group	285,780	23.16%

* The shares shown as beneficially owned do not include shares that our directors and executive officers have indicated they may purchase in the offering. As noted under "TERMS OF THE OFFERING – Purchase Intentions of Directors and Executive Officers," such persons have informally indicated that they currently intend to purchase, in the aggregate, approximately 28,000 shares. Such persons have not formally agreed to purchase such shares.

(1) Does not include shares as to which such persons may be deemed "beneficial owners" by virtue of their ability to purchase such shares within 60 days pursuant to the exercise of outstanding stock options. Information regarding shares that may be purchased by Messrs. Deutsch, Carlsen and Kiser and by all executive officers and directors as a group, is provided immediately below.

Executive Officer and Director Stock Options

The following information is provided with respect to options granted to the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and Officers" and all directors and executive officers as a group

	Stock Options Granted (Shares)	Exercise Price	Date of Exercise
Glenn Deutsch	28,686	$ 9.06	Vested
	2,967	7.70	Vested
	5,892	11.11	Vested
	2,600	15.38	12/21/2006[1]
	5,500	11.35	01/16/2008[2]
	3,750	6.10	01/22/2009[3]
Eric Carlsen	9,654	$ 9.06	Vested
	3,310	7.70	Vested
	3,214	11.11	Vested
	1,560	15.38	12/21/2006[4]
	3,000	11.35	01/16/2008[5]
	2,200	6.10	01/22/2009[6]
Don Kiser	8,827	$ 9.06	Vested
	2,207	7.70	Vested
	2,945	11.11	Vested
	1,456	15.38	12/21/2006[7]
	2,750	11.35	01/16/2008[8]
	2,050	6.10	01/22/2009[9]
All Directors and Executive Officers as a group	131,334[10]		

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(1) Of the 2,860 stock options granted, 2,288 have vested, 572 will vest on 12/21/2010.

(2) Of the 5,500 stock options granted, 3,300 have vested, 2,200 will vest in equal amounts of 1,100 on each of 1/16/2011 and 1/16/2012.

(3) Of the 3,750 stock options granted, 1,500 have vested, 2,250 will vest in equal amounts of 750 on each of 1/22/2011, 1/22/2012 and 1/22/2013.

(4) Of the 1,560 stock options granted, 1,248 have vested, 312 will vest on 12/21/2010.

(5) Of the 3,000 stock options granted, 1,200 have vested, 1,200 will vest in equal amounts of 600 on each of 1/16/2011 and 1/16/2012.

(6) Of the 2,200 stock options granted, 880 have vested, 1,320 will vest in equal amounts of 440 on each of 1/22/2011, 1/22/2012 and 1/22/2003.

(7) Of the 1,456 stock options granted, 1,665 have vested, 291 will vest 12/21/2011.

(8) Of the 2,750 stock options granted, 1,650 have vested, 1,100 will vest in equal amounts of 550 on each of 1/16/2011 and 1/16/2012.

(9) Of the 2,050 stock options granted, 820 have vested, 1,230 will vest in equal amounts of 410 on each of 1/22/2011, 1/22/2012 and 1/22/2013.

[10] Includes stock options for 92,828 shares held by executive officers and 38,516 held by directors, excluding Mr. Deutsch. Of the 38,516 stock options held by directors, 6,620 are exercisable at $7.55 per share, all of which are currently vested; 9,930 are exercisable at $9.06 per share, all of which are currently vested, 2,760 are exercisable at $7.70 per share, all of which are currently vested, 6,618 are exercisable at $9.06 per share, all of which are currently vested, 3,752 are exercisable at $11.11 per share, all of which are currently vested, 2,236 are exercisable at $15.38 per share, all of which vest in five equal installments beginning 12/21/2006, 4,400 are exercisable at $11.35 per share, all of which vest in five equal installments beginning 1/16/2008, 2,200 are exercisable at $6.10 per share, all of which vest in five equal installments beginning 1/22/2009.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of the Company or the Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, the Bank in the ordinary course of its business, and the Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of the Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At June 30, 2010, officers and directors of the Company or the Bank, or companies in which they have 10% or more of beneficial interest, were indebted to the Bank in the aggregate amount of $2,712,600 in connection with the banking transactions referred to above. This amount represents approximately 2.2% of the Bank's outstanding gross loans as of such date. All such loans are currently in good standing and are being paid in accordance with their terms.

SUPERVISION AND REGULATION

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Bank. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, our costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to us, including interpretation or implementation thereof, could have a material effect on our business or operations.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended ("BHCA"), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports with and provide the Federal Reserve with such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Bank may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Washington corporation, the Company is subject to certain limitations and restrictions under applicable Washington corporate law. For example, state law in Washington include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Prime Pacific Bank

General. Prime Pacific Bank, as a national banking association, is subject to regulation and examination by the Office of the Comptroller of the Currency ("OCC"). The federal laws that apply to the Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature, amount of, and collateral for loans. In addition, although the Bank is primarily regulated by the OCC, Washington law may affect certain activities of the Bank.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the OCC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes certain non-capital safety and soundness standards upon banks. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production and the federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington enacted "opting in" legislation in accordance with the Interstate Act, allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Under Washington law, an out-of-state bank may, subject to Department of Financial Institutions' approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions. Once an out-of-state bank has acquired a bank within Washington, either through merger or acquisition of all or substantially all of the bank's assets or through authorized de novo branching, the out-of-state bank may open additional branches within the state.

Dividends

The principal source of the Company's cash is from dividends received from the Bank, which are subject to government regulation and limitations. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. The Financial Services Regulatory Relief Act of 2006 simplified dividend calculations for national banks. Generally, a national bank can pay dividends out of its undivided profits, except that the payment of dividends during any calendar year in excess of an amount equal to the sum of the total of the net income of the bank for that year and the retained net income of the bank for the preceding two years, less any required transfers, must be approved by the OCC. Additionally, under the terms of the Consent Order, the Bank may not pay cash dividends to its shareholder without the prior written consent of the OCC.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and term subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital. There have been some preliminary indications that the federal banking agencies may increase the various levels of required capital in light of the softening economy; however, no specific proposal has yet been forthcoming.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions as an early intervention.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators, in the Bank's case, this is the OCC. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the OCC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Anti-terrorism Legislation

USA Patriot Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal effect on our record keeping and reporting expenses, we do not believe that the renewal and amendment will have a material adverse effect on our business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Recent Legislation

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted in July 2010. The legislation constitutes sweeping financial regulatory reform. Among other provisions, the new legislation (i) creates a new Bureau of Consumer Financial Protection with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) creates a Financial Stability Oversight Council comprised of the heads of other regulatory agencies, (iii) will lead to new capital requirements from federal banking agencies, (iv) places new limits on electronic debt card interchange fees, (v) permanently raises the current standard maximum deposit insurance amount to $250,000, and (vi) will require the Securities and Exchange Commission and national stock exchanges to adopt significant new corporate governance and executive compensation reforms. It is too early to predict how this legislation will affect the business of the Company and the Bank. Past history has demonstrated that new legislation or changes to existing laws or regulations usually results in a greater compliance burden and therefore generally increases the cost of doing business.

Emergency Economic Stabilization Act of 2008. In response to the recent financial crisis, the United States government passed the Emergency Economic Stabilization Act of 2008 (the "EESA") on October 3, 2008, which provides the United States Department of the Treasury (the "Treasury") with broad authority to implement certain actions intended to help restore stability and liquidity to the U.S. financial markets.

Insurance of Deposit Accounts. The EESA included a provision for a temporary increase from $100,000 to $250,000 per depositor in deposit insurance effective October 3, 2008 through December 31, 2013. This increase was made permanent by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

Deposit Insurance Assessments. The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and historically ranged from 5 to 43 basis points of the institution's deposits. In December, 2008, the FDIC adopted a rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. In February 2009, the FDIC adopted a final rule modifying the risk-based assessment system and setting initial base assessment rates beginning April 1, 2009, at 12 to 45 basis points. The rule also gives the FDIC the authority to, as necessary, implement emergency special assessments to maintain the deposit insurance fund.

On November 12, 2009, the FDIC approved a final rule requiring all FDIC-insured depository institutions to prepay estimated quarterly assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. Due to the condition of the Bank at that time, the Bank was exempted from the prepayment requirement and continues to pay assessments on a quarterly basis.

Troubled Asset Relief Program. Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program ("TARP"). On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. After consideration, the Company elected not to participate in the CPP.

Temporary Liquidity Guarantee Program. In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which has two components--the Debt Guarantee Program and the Transaction Account Guarantee Program. Under the Debt Guarantee Program, qualifying unsecured senior debt issued by a participating institution can be guaranteed by the FDIC. Under the Transaction Account Guarantee Program any participating depository institution is able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. Under the program, effective November 14, 2008, insured depository institutions that have not opted out of the FDIC Temporary Liquidity Guarantee Program will be subject to a 0.10% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000, which surcharge will be added to the institution's existing risk-based deposit insurance assessments. In addition, those institutions electing not to opt out after December 31, 2009 will be subject to a 0.20% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000. The Bank opted to participate in both components of the FDIC Temporary Liquidity Guaranty Program.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

DESCRIPTION OF CAPITAL STOCK

General

Our Amended and Restated Articles of Incorporation authorize us to issue up to 5,000,000 shares of common stock, no par value per share. There were 1,233,697 shares of common stock issued and outstanding at June 30, 2010. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Amended and Restated Articles of Incorporation, Bylaws and Washington law. Our Articles of Incorporation may be amended by the affirmative vote of a majority of our outstanding shares of common stock. Our Bylaws may be amended or supplements by the board of directors; however, no amendment of the Bylaws by the board of directors may alter or repeal any Bylaws adopted by the shareholders or not in conformity with the Amended and Restated Articles of Incorporation. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote of the shareholders. Shareholders do not have the right to cumulate their votes with respect to the election of directors.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to the Bank and the Company, including the Consent Order and the Written Agreement. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION –Dividends."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock do not have any preemptive right (i.e. the right of first refusal to acquire shares offered by the Company) to acquire proportional amounts of unissued shares of the Company upon the decision of the board of directors to issue them.

Approval of Certain Transactions

Our Articles of Incorporation provide that the affirmative vote of nor less than two-thirds of the outstanding stock of the Company is required to authorize (a) a merger, share exchange or consolidation of the Company with, or (b) the sale, exchange or lease of all or substantially all of the assets of the Company to, any person or entity unless approval of such transaction is recommended by at least a majority of the entire board of directors. If any such transaction is recommended to the shareholders by at least a majority of the board of directors, then only a majority vote of shareholders is required.

Other Rights

Our shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment

Shares of the Company's common stock are non-assessable.

Board of Directors

Our Articles of Incorporation and Bylaws provide that the number of directors must fall within a range of 5 and 15 persons, the exact number to be fixed by resolution of the board of directors. The board has set the current size of the board at 9 persons. Each director is appointed for a term of three years until his or her successor is appointed and qualified. The bylaws proved that the board will be divided into three classes, as nearly as equal in number as the then authorized number of directors constituting the whole board permits, with the term of one class expiring each year and with each director serving for a three year term from the year in which elected.

Indemnification and Limitation of Liability

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director or officer in connection with certain types of legal liability incurred by the individual while acting for the Company within the scope of his or her employment.

Our Articles of Incorporation provide that with certain exceptions (described below), the Company shall indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding , whether by the right of the corporation or its shareholders or by any other party, by reason of the fact that such person is or was a director, officer-director, or the outside director of a subsidiary, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys' fees, incurred in connection with such action, suit or proceeding unless the liabilities and expenses were on account of conduct finally adjudged (as defined in the Articles of Incorporation) to be egregious conduct (as defined in the Articles of Incorporation).

Our Articles of Incorporation provide two exceptions to the indemnification provisions described above. The Company will not be obligated to indemnify any person for expenses incurred to assert any claim against the corporation, except a claim to enforce indemnification rights, or any person related to or associated with the corporation. Additionally, if indemnification is sought with respect to an administrative proceeding or civil action instituted by a federal banking agency, indemnification and advancement of expenses is limited to the extent permitted under, and the manner prescribed by, applicable state or federal laws or formal policies.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and director-officers to the Company or our shareholders for damages for monetary damages for conduct as a director or director-officer, unless the conduct is finally adjudged to have been egregious conduct (as defined in the Articles of Incorporation).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Defensive Provisions in Articles and Bylaws

Our Articles of Incorporation contain a provision requiring the board of directors, when evaluating any acquisition bid for the Company, to give due consideration to all relevant factors, including the social and economic effects upon the Company's and the Bank's employees, customers, suppliers and other constituents and the communities in which the Company and the Bank do business. This provision permits the board of directors to determine that a proposed acquisition is not in the best interests of the Company or the Bank and to oppose the transaction on the basis of the specified relevant considerations.

As described above under "Board of Directors," our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the members of the board of directors are elected in any given year.

Additionally, our bylaws provide that certain procedures must be complied with in order for a shareholder to propose a nominee for directors, to be considered by our nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such shareholder.

INDEPENDENT AUDITORS

The consolidated financial statements as of and for the years ending December 31, 2009 and 2008 of Prime Pacific Financial Services included in this Offering Circular, have been audited by Stovall, Grandey & Allen. L.L.P., independent auditors, as stated in their opinion.

CERTAIN LEGAL MATTERS

Graham & Dunn PC, Seattle, Washington, has advised the Company in connection with certain banking and securities law aspects of the offering. Graham & Dunn PC has advised the Company that when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Washington, fully paid and non-assessable.

INDEX TO FINANCIAL STATEMENTS

Page

Interim Financial Statements for the Six Months Ended June 30, 2010

Audited Consolidated Financial Statements:

Other Financial Information:

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2010 and 2009
(Dollars in Thousands)

	(Unaudited) 6/30/2010	(Unaudited) 6/30/2009
ASSETS		
Cash and due from banks	$ 667	$ 1,923
Interest-bearing deposits at other financial institutions	10,209	11,004
Investment in unconsolidated subsidiary	155	155
Investment securities	12,168	22,727
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	585	544
Loans	120,772	134,359
Allowance for loan losses	3,048	3,159
Net loans	117,724	131,200
Premises and equipment, net of accumulated depreciation	9,706	9,900
Foreclosed real estate	4,737	1,628
Bank owned life insurance	1,237	1,196
Net deferred tax asset	237	-
Accrued interest receivable	460	670
Other assets	1,832	1,175
Total Assets	$ 159,717	$ 182,122
LIABILITIES		
Deposits	$ 144,636	$ 163,334
Debentures payable	5,155	5,155
FHLB borrowings	-	750
Other liabilities:		
Accrued interest payable	387	556
Accrued expenses and other liabilities	333	215
Net deferred tax liability	-	199
Total other liabilities	720	970
Total Liabilities	150,511	170,209
SHAREHOLDERS' EQUITY		
Common stock, no par value:		
Authorized - 5,000,000 shares		
Issued and outstanding - 1,233,697 shares	9,455	9,420
Retained earnings (deficit)	(307)	2,533
Accumulated other comprehensive income, net of tax	58	(40)
Total Shareholders' Equity	9,206	11,913
Total Liabilities and Shareholders' Equity	$ 159,717	$ 182,122

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Dollars in Thousands)

	(Unaudited) 2010	(Unaudited) 2009
Interest income		
Interest and fees on loans	$ 3,842	$ 4,404
Interest on investment securities	237	369
Interest on federal funds sold and interest-bearing deposits with financial institutions	11	98
Other interest income	1	2
Total interest income	4,091	4,873
Interest expense		
On deposits	1,481	2,666
On borrowed funds	82	109
Total interest expense	1,563	2,775
Net interest income	2,528	2,098
Provision for loan losses	900	1,768
Net interest income after provision for loan losses	1,628	330
Non-interest income		
Service charges on deposit accounts	29	38
Net gain on sales of investment securities	59	15
Net gain (loss) on sales of other real estate	7	(10)
Net gain on sales of other assets	-	1
Other	62	79
Total non-interest income	157	123
Non-interest expense		
Salaries and employee benefits	1,249	1,251
Occupancy	337	291
Data processing	165	143
Furniture, fixtures and equipment	103	88
Writedowns on other real estate	531	39
FDIC insurance assessments	234	95
Other	625	512
Total non-interest expense	3,244	2,419
Loss before federal income taxes	(1,459)	(1,966)
Federal income tax benefit	(506)	(698)
Net Loss	$ (953)	$ (1,268)

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Dollars in Thousands)

	(Unaudited)				
	Shares of Common Stock	**Common Stock**	**Retained Earnings (Deficit)**	**Accumulated Other Comprehensive Income**	**Total**
Balance at January 1, 2010	1,233,697	$ 9,439	$ 646	$ 12	$ 10,097
Stock compensation expense		16			16
Net loss for the six months ended June 30, 2010			(953)		(953)
Unrealized loss in derivative interest rate swap				(23)	(23)
Unrealized gain on available-for-sale securities, net of tax				69	69
Comprehensive loss					(907)
Balance at June 30, 2010	1,233,697	$ 9,455	$ (307)	$ 58	$ 9,206

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Dollars in Thousands)

	(Unaudited) 2010	(Unaudited) 2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (953)	$ (1,268)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	176	132
Provision for loan losses	900	1,768
Net amortizaton on investment securities	75	95
Deferred income tax (benefit)	303	(71)
Stock compensation expense	16	13
Net gain on sales of investment securities	(59)	(15)
Net (gain) loss on sales of other real estate	(7)	10
Writedowns on other real estate	531	39
Earnings on bank owned life insurance	(20)	(21)
Decrease in interest receivable	93	305
Decrease in interest payable	(59)	(78)
Other, net	(826)	(896)
Total adjustments	1,123	1,281
Net Cash Provided by Operating Activities	170	13
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net increase in interest-bearing deposits in other financial institutions	(252)	(4,493)
Net decrease in federal funds sold	1,000	11,215
Purchases of investment securities:		
Available-for-sale	-	(13,326)
Proceeds from sales of investment securities:		
Available-for-sale	2,651	1,214
Proceeds from maturities and calls of investment securities:		
Available-for-sale	-	950
Held-to-maturity	-	120
Proceeds from principal payments on investment securities:		
Available-for-sale	2,435	1,240
Purchases of Federal Home Loan Bank and Federal Reserve Bank stocks	(6)	(31)
Decrease in loans made to customers, net of principal collections	1,584	4,832
Purchases of premises and equipment	(10)	(467)
Proceeds from sales of other real estate	485	865
Net Cash Provided by Investing Activities	$ 7,887	$ 2,119

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Dollars in Thousands)

		(Unaudited) 2010		(Unaudited) 2009
CASH FLOWS FROM FINANCING ACTIVITIES:				
Net decrease in deposits	$	(8,012)	$	(1,295)
Repayment of FHLB advances		-		(750)
Repurchases of stock		-		(174)
Net Cash Used by Financing Activities		(8,012)		(2,219)
Net increase (decrease) in cash and cash equivalents		45		(87)
Cash and cash equivalents at beginning of period		622		2,010
Cash and cash equivalents at end of period	$	667	$	1,923
SUPPLEMENTAL SCHEDULE OF OPERATING AND INVESTING ACTIVITIES:				
Interest paid	$	1,622	$	2,853
Other real estate acquired through loan foreclosure		1,373		1,628
Bank financed sales of other real estate		549		-
Transfers of investment securities from HTM to AFS		926		-



Stovall Grandey & Allen LLP

500 W. 7th Street
Suite 900
Fort Worth, Texas
76102-4702

Phone 817-632-2500
Fax 817-632-2598

www.sga-cpas.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
of Prime Pacific Financial Services, Inc.
Lynnwood, WA

We have audited the accompanying consolidated balance sheets of Prime Pacific Financial Services, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Pacific Financial Services, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information on pages 35-37 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stovall, Grandey & Allen, LLP

STOVALL, GRANDEY & ALLEN, L.L.P.
Fort Worth, Texas
April 12, 2010

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008
ASSETS		
Cash and due from banks - Note 2	$ 622	$ 2,010
Interest-bearing deposits at other financial institutions	9,957	5,511
Federal funds sold	1,000	12,215
Investment in unconsolidated subsidiary	155	155
Investment securities - Note 3	17,746	13,530
Loans - Note 4	124,586	141,750
Allowance for loan losses - Note 4	3,554	2,322
Net loans	121,032	139,428
Premises and equipment, net of accumulated depreciation - Note 5	9,872	9,565
Foreclosed real estate	4,922	914
Bank owned life insurance	1,217	1,175
Net deferred tax asset - Note 8	574	-
Accrued interest receivable	553	975
Other assets	1,125	356
Total Assets	$ 168,775	$ 185,834
LIABILITIES		
Deposits - Note 6	$ 152,648	$ 164,629
Advances from Federal Home Loan Bank - Note 13	-	1,500
Debentures payable - Note 7	5,155	5,155
Other liabilities:		
Accrued interest payable	446	634
Accrued expenses and other liabilities	429	319
Net deferred tax liability - Note 8	-	274
Total other liabilities	875	1,227
Total Liabilities	158,678	172,511
Commitments and contingencies - Notes 10, 11, 12, 13 and 14		
SHAREHOLDERS' EQUITY		
Common stock, no par value:		
Authorized - 5,000,000 shares		
Issued and outstanding - 1,233,697 and 1,267,900 shares at December 31, 2009 and 2008, respectively	9,439	9,581
Retained earnings	646	3,801
Accumulated other comprehensive income (loss), net of tax of $76 and $40 at December 31, 2009 and 2008, respectively - Note 20	12	(59)
Total Shareholders' Equity	10,097	13,323
Total Liabilities and Shareholders' Equity	$ 168,775	$ 185,834

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands, Except for Earnings (Loss) per Share)

	2009	2008
Interest income		
Interest and fees on loans	$ 8,625	$ 11,648
Interest on investment securities	748	449
Interest on federal funds sold and interest-bearing deposits with financial institutions	131	394
Other interest income	4	8
Total interest income	9,508	12,499
Interest expense		
On deposits	4,830	5,607
On borrowed funds	205	281
Total interest expense	5,035	5,888
Net interest income	4,473	6,611
Provision for loan losses - Note 4	3,886	1,086
Net interest income after provision for loan losses	587	5,525
Non-interest income		
Service charges on deposit accounts	68	82
Net gain on sales of investment securities	310	-
Net loss on sales of other real estate	(68)	-
Other	166	147
Total non-interest income	476	229
Non-interest expense		
Salaries and employee benefits	2,463	2,566
Occupancy	607	436
Data processing	301	256
Furniture, fixtures and equipment	202	164
Writedowns on other real estate	518	-
FDIC insurance assessments	568	97
Other	1,254	909
Total non-interest expense	5,913	4,428
Income (loss) before federal income taxes	(4,850)	1,326
Federal income tax (benefit) - Note 8	(1,695)	421
Net Income (Loss)	$ (3,155)	$ 905
Earnings (Loss) Per Share:		
Basic	$ (2.55)	$ 0.71
Diluted	(2.55)	0.70

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2008	1,266,361	$ 9,545	$ 2,896	$ 22	$ 12,463
Stock options exercised	5,039	39			39
Stock repurchased	(3,500)	(18)			(18)
Stock compensation expense		15			15
Net income for the year ended December 31, 2008			905		905
Unrealized loss in derivative interest rate swap				(136)	(136)
Unrealized gain on available-for-sale securities, net of tax of $29				55	55
Comprehensive income					824
Balance at December 31, 2008	1,267,900	9,581	3,801	(59)	13,323
Stock options exercised	20				-
Stock repurchased	(34,223)	(175)			(175)
Stock compensation expense		33			33
Net loss for the year ended December 31, 2009			(3,155)		(3,155)
Unrealized gain in derivative interest rate swap				1	1
Unrealized gain on available-for-sale securities, net of tax of $36				70	70
Comprehensive loss					(3,084)
Balance at December 31, 2009	1,233,697	$ 9,439	$ 646	$ 12	$ 10,097

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (3,155)	$ 905
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	288	216
Provision for loan losses	3,886	1,086
Net amortizaton (accretion) on investment securities	189	(7)
Deferred income tax benefit	(884)	(47)
Stock compensation expense	33	15
Net gain on sales of investment securities	(310)	-
Net loss on sales of other real estate	68	-
Writedowns on other real estate	518	-
Earnings on bank owned life insurance	(42)	(45)
(Increase) decrease in interest receivable	422	(117)
Decrease in interest payable	(188)	(74)
Other, net	(658)	(17)
Total adjustments	3,322	1,010
Net Cash Provided by Operating Activities	167	1,915
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net increase in interest-bearing deposits in other financial institutions	(4,446)	(356)
Net (increase) decrease in federal funds sold	11,215	(2,760)
Purchases of investment securities:		
Available-for-sale	(24,620)	(11,131)
Proceeds from sales of investment securities:		
Available-for-sale	15,146	-
Proceeds from maturities and calls of investment securities:		
Available-for-sale	950	3,050
Held-to-maturity	120	-
Proceeds from principal payments on investment securities:		
Available-for-sale	4,480	677
Purchases of Federal Home Loan Bank and Federal Reserve Bank stocks	(65)	(140)
(Increase) decrease in loans made to customers, net of principal collections	5,919	(8,213)
Purchases of premises and equipment	(595)	(5,425)
Proceeds from sales of other real estate	3,997	233
Net Cash Provided (Used) by Investing Activities	$ 12,101	$ (24,065)

The accompanying notes are an integral part of these financial statements.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in deposits	$ (11,981)	$ 20,814
Proceeds from FHLB advances	-	1,500
Repayment of FHLB advances	(1,500)	-
Proceeds from stock options exercised	-	39
Repurchases of stock	(175)	(18)
Net Cash Provided (Used) by Financing Activities	(13,656)	22,335
Net increase (decrease) in cash and cash equivalents	(1,388)	185
Cash and cash equivalents at beginning of year	2,010	1,825
Cash and cash equivalents at end of year	$ 622	$ 2,010
SUPPLEMENTAL SCHEDULE OF OPERATING AND INVESTING ACTIVITIES:		
Interest paid	$ 5,223	$ 5,975
Federal income taxes paid	-	524
Federal income tax refunds received	181	-
Other real estate acquired through loan foreclosure	8,591	914

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 Summary of Significant Accounting Policies

Prime Pacific Financial Services, Inc. owns 100% of Prime Pacific Bank, N.A. (Bank) and Prime Pacific Premises, Inc. (Premises). Premises was formed on January 24, 2007 for the purpose of holding current branch real estate and real estate to be used for future facilities of the Bank.

Prime Pacific Financial Services, Inc. owns 100% of Prime Pacific Capital Trust I (Trust), which was formed July 31, 2007. Trust was formed to facilitate the acquisition of long-term funding.

The consolidated financial statements include the accounts of Prime Pacific Financial Services, Inc. (the Corporation) and its wholly owned subsidiaries, Prime Pacific Bank, N.A. and Prime Pacific Premises, Inc. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. All significant intercompany transactions and balances have been eliminated upon consolidation. All dollar amounts, except per share information are stated in thousands.

The Corporation determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States of America. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Corporation consolidates voting interest entities in which it has all the voting interest. As defined in applicable accounting standards, variable interest entities (VIEs) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Corporation's wholly owned subsidiary, Prime Pacific Capital Trust I is a VIE for which the Corporation is not the primary beneficiary. Accordingly, the accounts of this entity are not included in the Corporation's consolidated financial statements.

Nature of Operations

The Bank operates four branches located in Lynnwood, Kenmore and Mill Creek, Washington (located in Snohomish and King Counties in Western Washington). The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and individuals in western Washington.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 Summary of Significant Accounting Policies, continued

Estimates, continued

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

Cash and Cash Equivalents and Cash Flows

For the purpose of presentation in the Statements of Cash Flows, the Corporation considers all amounts included in the balance sheet under cash and due from banks as cash and cash equivalents. Interest-bearing deposits at other financial institutions, federal funds sold, cash flows from loans and deposits are reported as net increases or decreases.

Investment Securities

The Corporation accounts for investment securities according to authoritative guidance issued by the FASB. Under the FASB authoritative guidance, debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity or call date, whichever is applicable, for U.S. Government agencies and obligations of states and political subdivisions. The amortization of premiums and accretion of discounts are recognized on mortgage-backed securities based on the pro rata portion of principal paydowns received.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Such securities may be sold to implement the Corporation's asset/liability management strategies and in response to changes in interest rates and similar forces. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their fair value. The related writedowns are included in earnings as realized losses. In estimating other-than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 1 Summary of Significant Accounting Policies, continued

Loans

Loans are stated at the principal amount outstanding less the allowance for loan losses. Interest income on loans is recognized based upon the principal amounts outstanding. Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status or principal is paid in full. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due status is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is comprised of amounts charged against income in the form of the provision for loan losses, less charged-off loans, net of recoveries. When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Corporation has no recourse to the borrower or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement. Subsequent recoveries, if any, are credited to the allowance for loan losses.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

In accordance with authoritative guidance issued by the FASB, a loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loans' obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, may be collectively evaluated for impairment; accordingly, the Corporation may not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

Periodically, regulatory agencies review the Corporation's allowance for loan losses as an integral part of their examination process, and may require the Corporation to make additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method based upon the estimated useful lives of the assets. Asset lives range from three to thirty-nine years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less.

Maintenance and repairs are charged to operating expenses. Renewals and betterments are added to the asset accounts and depreciated over the periods benefited. Depreciable assets sold or retired are removed from the asset and related accumulated depreciation accounts and any gain or loss is reflected in the income and expense accounts. These assets are reviewed for impairment when events indicate their carrying value may not be recoverable. If management determines an impairment exists, the asset is reduced with an offsetting charge to expense.

Foreclosed Real Estate

Foreclosed real estate is foreclosed property held pending disposition and is initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. At foreclosure, if the fair value of the real estate acquired less estimated selling costs is less than the Corporation's recorded investment in the related loan, a writedown is recognized through a charge to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent writedowns are recorded as a charge to income, if necessary, to reduce the carrying value of the property to its fair value less estimated selling costs. Sales of foreclosed real estate are accounted for according to authoritative guidance issued by the FASB.

Note 1 Summary of Significant Accounting Policies, continued

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax and financial reporting of the allowance for loan losses, deferred loan fees, interest on nonaccrual loans and accumulated depreciation and amortization.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Corporation, the Bank and Premises join in filing consolidated federal income tax returns. Taxes are paid by the Bank and Premises to the Corporation based on each entity's separate taxable income.

The Companies maintain their records for financial reporting and income tax reporting on the accrual basis of accounting.

Stock-Based Compensation

The Corporation has two stock-based compensation plans which are more fully described in Note 15. The Corporation has adopted authoritative guidance issued by the FASB regarding accounting for stock compensation expense. As a result of adopting the FASB authoritative guidance, the Corporation's net income before and after income taxes are $33,000 and $15,000 lower for the years ended December 31, 2009 and 2008, respectively.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 Summary of Significant Accounting Policies, continued

Fair Values of Financial Instruments

The authoritative guidance issued by the FASB requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The FASB authoritative guidance excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and due from banks: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Interest-bearing deposits: Fair values for interest-bearing deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such interest-bearing deposits.

Federal funds sold: The carrying amounts reported in the balance sheet for federal funds sold approximate their fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

Bank owned life insurance: The carrying amount of bank owned life insurance approximates its fair value.

Note 1 Summary of Significant Accounting Policies, continued

Fair Values of Financial Instruments, continued

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates its fair value.

Advances from Federal Home Loan Bank: The fair value is estimated using a discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated deferrable interest debentures: The fair value is estimated based on the quoted market prices of these instruments.

Comprehensive Income

The Corporation has adopted authoritative guidance issued by the FASB. The FASB authoritative guidance establishes standards for reporting and display of comprehensive income and its components. The Corporation reports comprehensive income in the statement of changes in shareholders' equity.

Reclassifications

Certain accounts have been reclassified in the financial statements of 2008 to conform to the 2009 presentation.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs in the amount of $26,000 and $67,000 were expensed during 2009 and 2008, respectively.

Subsequent Events

The Corporation has evaluated subsequent events from December 31, 2009 through April 12, 2010, the date the financial statements were available to be issued. The Corporation did not note any subsequent events requiring disclosure or adjustment to these consolidated financial statements.

New Accounting Standards

Effective July 1, 2009, the FASB established the Codification as the source of authoritative GAAP for companies to use in the preparation of financial statements. The guidance contained in the Codification supersedes all existing non-SEC accounting and reporting standards. The Corporation adopted the Codification, as required, for the year ending December 31, 2009.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 2 Restriction on Cash and Due From Banks

The Corporation is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank based on a percentage of certain deposits. The required reserve at December 31, 2009 was $271,000.

Note 3 Investment Securities

The amortized cost and fair values of investment securities at December 31, 2009 and 2008 are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U.S. Government agency mortgage-backed securities	$ 14,350	$ 185	$ (9)	$ 14,526
Obligations of states and political subdivisions	1,668	47	-	1,715
Other	579	-	-	579
Total available-for-sale securities	16,597	232	(9)	16,820
Held-to-maturity:				
Obligations of states and political subdivisions	926	39	-	965
Total held-to-maturity securities	926	39	-	965
Total investment securities	$ 17,523	$ 271	$ (9)	$ 17,785

The balance sheet as of December 31, 2009 reflects the amortized cost of held-to-maturity securities, $926,000, and the fair value of available-for-sale securities, $16,820,000, for a total of $17,746,000. A net unrealized gain of $223,000 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholders' equity.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 3 Investment Securities, continued

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:				
U.S. Government agencies and corporations	$ 2,146	$ 45	$ -	$ 2,191
U.S. Government agency mortgage-backed securities	8,002	96	(5)	8,093
Obligations of states and political subdivisions	1,700	11	(30)	1,681
Other	513	-	-	513
Total available-for-sale securities	12,361	152	(35)	12,478
Held-to-maturity:				
Obligations of states and political subdivisions	1,052	8	(5)	1,055
Total held-to-maturity securities	1,052	8	(5)	1,055
Total investment securities	$ 13,413	$ 160	$ (40)	$ 13,533

The balance sheet as of December 31, 2008 reflects the amortized cost of held-to-maturity securities, $1,052,000, and the fair value of available-for-sale securities, $12,478,000, for a total of $13,530,000. A net unrealized gain of $117,000 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholders' equity.

The amortized cost and fair value of debt securities at December 31, 2009 by contractual maturity are shown below. Expected maturities will differ from contractual maturities as issues of certain debt securities have the right to call or prepay obligations without penalties. Mortgage-backed securities and other equity securities are shown separately, since they are not due on any single maturity date.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing:				
After one year through five years	$ 138	$ 146	$ 533	$ 548
After five years through ten years	557	576	199	216
After ten years	973	993	194	201
	1,668	1,715	926	965
Mortgage-backed securities	14,350	14,526	-	-
Other	579	579	-	-
Totals	$ 16,597	$ 16,820	$ 926	$ 965

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 3 Investment Securities, continued

Investment securities with carrying values of $653,000 and $1,441,000 at December 31, 2009 and 2008, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

During 2009, the Corporation received proceeds totaling $15,146,000 from the sales of investment securities which resulted in gross realized gains of $320,000 and gross realized losses of $10,000. There were no sales of investment securities during 2008.

At December 31, 2009 and 2008, the Corporation had $212,000 and $182,000, respectively, recorded as available-for-sale investment securities that represent stock in the Federal Home Loan Bank (FHLB). As a member of the FHLB system, the Corporation is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 4.5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value. At December 31, 2009 and 2008, the Corporation had $367,000 and $331,000, respectively, recorded as available-for-sale investment securities that represent stock in the Federal Reserve Bank (Fed). The Corporation is required to own Fed stock in an amount based on the Bank's capital. The recorded amount of the Fed stock equals its fair value because the shares can only be redeemed by the Fed at their par value. As a result, these stocks are classified as restricted investment securities, carried at cost and evaluated annually for impairment. During 2009 and 2008, no impairment loss was recorded.

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2009:						
Federal agencies	$ 1,249	$ (9)	$ -	$ -	$ 1,249	$ (9)
Municipals	-	-	-	-	-	-
Total	$ 1,249	$ (9)	$ -	$ -	$ 1,249	$ (9)
December 31, 2008:						
Federal agencies	$ 1,402	$ (5)	$ -	$ -	$ 1,402	$ (5)
Municipals	1,259	(14)	389	(21)	1,648	(35)
Total	$ 2,661	$ (19)	$ 389	$ (21)	$ 3,050	$ (40)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 3 Investment Securities, continued

At December 31, 2009, the two debt securities with unrealized losses have depreciated less than 1% from the Corporation's amortized cost basis. Most of these securities are either issued by quasi government agencies or have insurance backing. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

Note 4 Loans and Allowance for Loan Losses

An analysis of loan categories at December 31, 2009 and 2008 is as follows:

	2009	2008
Commercial, farm and industrial loans	$ 18,985	$ 22,997
Real estate loans:		
Commercial	50,208	44,734
Residential 1-4 family	35,560	40,043
Construction	17,595	31,264
Consumer loans	2,236	2,708
Overdrafts	2	4
	124,586	141,750
Less: Allowance for loan losses	3,554	2,322
Loans, net	$ 121,032	$ 139,428

Transactions in the allowance for loan losses are summarized as follows:

	2009	2008
Balance, beginning of year	$ 2,322	$ 1,930
Provision, charged to income	3,886	1,086
	6,208	3,016
Loans charged-off	(2,662)	(912)
Recoveries of loans previously charged-off	8	218
Net	(2,654)	(694)
Balance, end of year	$ 3,554	$ 2,322

At December 31, 2009 and 2008, the total recorded investment in loans on non-accrual amounted to $14,970,000 and $3,600,000, respectively. At December 31, 2009, there were no loans past due ninety days or more and still accruing interest. At December 31, 2008, there were loans past due ninety days or more and still accruing interest in the amount of $3,395,000.

Note 4 Loans and Allowance for Loan Losses, continued

At December 31, 2009 and 2008, the recorded investment in impaired loans, as defined in authoritative guidance issued by the FASB, is as follows:

	2009	2008
Balance of impaired loans with no allocated allowance	$ 11,060	$ -
Balance of impaired loans with an allocated allowance	5,849	3,600
Total recorded investment in impaired loans	$ 16,909	$ 3,600
Amount of the allowance allocated to impaired loans	$ 1,289	$ 388

The average recorded investment in impaired loans amounted to $10,253,000 and $1,879,000 for the years ended December 31, 2009 and 2008, respectively. No interest income was recognized on these loans during 2009 and 2008. The Corporation has no commitments to loan additional funds to borrowers whose loans have been classified as impaired.

The Corporation grants commercial, consumer and real estate loans to customers within Western Washington State. A substantial portion of its debtors' ability to honor their contracts is dependent upon the commercial and real estate economic sectors in that geographic area.

Note 5 Premises and Equipment

The investment in premises and equipment at December 31, 2009 and 2008, is as follows:

	2009	2008
Land	$ 4,506	$ 3,220
Buildings and improvements	4,091	5,291
Leasehold improvements	1,402	1,105
Furniture, fixtures and equipment	1,592	1,281
Construction in process	-	99
	11,591	10,996
Less accumulated depreciation and amortization	1,719	1,431
Premises and equipment, net	$ 9,872	$ 9,565

Depreciation and amortization on premises and equipment charged to expense totaled $288,000 and $216,000 for the years ended December 31, 2009 and 2008, respectively.

The Corporation leases its original Lynnwood office building and the land where its Mill Creek branch facility is located under operating leases expiring in 2025 and 2027, respectively. Rental expense for the years ended December 31, 2009 and 2008 was $203,000 and $196,000, respectively, which is included in occupancy expense.

Note 5 Premises and Equipment, continued

Minimum net rental commitments under noncancelable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2010	$ 196
2011	199
2012	211
2013	219
2014	222
Thereafter	2,945
	$ 3,992

Note 6 Deposits

The carrying amounts of deposits at December 31, 2009 and 2008 are as follows:

	2009	2008
Demand	$ 6,612	$ 8,050
Interest-bearing transaction accounts	28,323	16,085
Savings	5,474	6,349
Time deposits less than $100,000	47,338	55,152
Time deposits $100,000 and over	64,901	78,993
Total deposits	$ 152,648	$ 164,629

Maturities of time deposits for each of the next five years are:

2010	$ 101,186
2011	8,966
2012	2,087
2013	-
2014	-
	$ 112,239

Included in deposits at December 31, 2009 and 2008 are institutional deposits obtained from institutions outside of the Corporation's primary market area, public deposits obtained from within the Corporation's primary market area and brokered deposits as follows:

	2009	2008
Institutional deposits	$ 7,681	$ 12,677
Public deposits	1,629	13,122
Brokered deposits	9,173	21,259

Note 7 Debentures Payable

On July 31, 2007, Prime Pacific Financial Services, Inc. issued $5,155,000 Floating Rate Junior Subordinated Deferrable Interest Debentures due October 6, 2037 to Prime Pacific Capital Trust I ("Trust"). The trust is considered a variable interest entity for which the Corporation is not the primary beneficiary. Accordingly, the accounts of the trust are not included in the Corporation's consolidated financial statements. See Note 1 – Summary of Significant Accounting Policies for additional information about the Corporation's consolidation policy. Details of the Corporation's transactions with this trust are presented below.

On July 31, 2007, Trust issued 5,000 Floating Rate Capital Securities with each Security having a liquidation amount of $1,000 (total of $5,000,000). The securities represent preferred beneficial interests in the assets of the trust. The trust preferred securities will mature on October 6, 2037 and are redeemable with the approval of the Federal Reserve Board in whole or in part at the option of the Corporation at any time after October 6, 2012, and in whole at any time upon the occurrence of certain events affecting their tax or regulatory capital treatment. Interest is charged at a rate of LIBOR plus 1.43%. At December 31, 2009, the interest rate was 1.71406%. Refer to Note 21 for information regarding the interest rate swap contract that the Corporation entered into during 2008. Interest is payable quarterly, beginning October 6, 2007. Trust also issued 155 Common Securities with each Security having a liquidation amount of $1,000 (total of $155,000). These Common Securities were issued to Prime Pacific Financial Services, Inc. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase $5,155,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures, which have terms substantially similar to the trust preferred securities. There are no principal payments due on these debentures during the next five years.

The Corporation exercised its right under the terms of the Debenture agreement to defer payment of interest beginning with the October 2009 interest payment.

Despite the fact that the accounts of the Trust are not included in the Corporation's consolidated financial statements, the $5,000,000 in trust preferred securities issued by this trust subsidiary are included in the regulatory capital calculations of the Corporation as allowed by the Federal Reserve Board. In February 2005, the Federal Reserve Board issued a final rule that allows the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies. The Board's final rule limits the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability.

Note 8 Federal Income Taxes

The components of the federal income tax (benefit) for December 31, 2009 and 2008 were as follows:

	2009	2008
Current (benefit)	$ (811)	$ 468
Deferred benefit	(884)	(47)
Total income tax (benefit)	$ (1,695)	$ 421

The principal factors causing a variation from the statutory tax rate are as follows:

	2009	2008
Federal income tax (benefit) at statutory rate of 34%	$ (1,650)	$ 451
Effect of tax-exempt interest	(49)	(29)
Bank owned life insurance income	(14)	(15)
Other	18	14
Federal income tax (benefit)	$ (1,695)	$ 421

The net deferred tax asset (liability) at December 31, 2009 and 2008 is comprised of the following temporary differences and carryforward items:

	2009	2008
Deferred Tax Asset:		
Allowance for loan losses	$ 964	$ 674
Nonaccrual interest	230	-
Other	1	1
Total Deferred Tax Asset	1,195	675
Deferred Tax Liability:		
Deferred loan fees	(490)	(717)
Depreciation and amortization	(52)	(26)
Accrual to cash	-	(163)
Unrealized gain on available-for-sale securities	(76)	(40)
Federal Home Loan Bank stock dividends	(3)	(3)
Total Deferred Tax Liability	(621)	(949)
Net Deferred Tax Asset (Liability)	$ 574	$ (274)

Note 9 Related Party Transactions

During 2009 and 2008, the Corporation had transactions made in the ordinary course of business with certain of its officers, directors and principal shareholders. All loans included in such transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

A summary of these transactions follows:

	Balance Beginning of Year	Additions	Amounts Collected	Balance End of Year
For the year ended:				
December 31, 2009	$ 2,871	$ 419	$ (866)	$ 2,424
December 31, 2008	$ 2,666	$ 679	$ (474)	$ 2,871

At December 31, 2009, the Corporation held deposits for related parties totaling $2,101,000.

Note 10 Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not reflected in the financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:

	2009	2008
Commitments to extend credit	$ 5,787	$ 10,826
Standby letters of credit	160	80

Note 10 Financial Instruments with Off-Balance-Sheet Risk, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation's experience has been that approximately 50% of loan commitments are drawn upon by customers. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Corporation has not been required to perform on any financial guarantees during the past two years. The Corporation has not incurred any losses on its commitments in either 2009 or 2008.

Note 11 Compensated Absences

Employees of the Corporation are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Corporation's policy is to recognize the costs of compensated absences when actually paid to employees.

Note 12 Commitments and Contingent Liabilities

The Corporation is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Corporation.

The Corporation participates in the Washington State Public Depository program. Prior to February 2009, financial institutions that participated in this program were part of the collateral pool that was established to protect public deposits. As a participating corporation, the Corporation was responsible for its pro rata share of restoring the public deposit funds for any uninsured public deposits held in a failed financial institution.

In February 2009, new standards were adopted which require institutions to collateralize uninsured public deposits at 100 percent. At December 31, 2009, the Corporation had pledged investment securities with carrying values of $653,000 to secure public deposits. Refer to Note 3 for additional information.

Note 13 Line of Credit

The Corporation has a line of credit with the Federal Home Loan Bank of Seattle totaling 20% of assets, subject to acceptable collateral requirements. At December 31, 2009, the Corporation had $16,212,000 available to borrow on this line of credit. At December 31, 2009, there were no outstanding borrowings on this line of credit. At December 31, 2008, there were outstanding borrowings on this line of credit totaling $1,500,000. Interest rates were assessed at fixed rates ranging from .95% to 3.00%. All borrowings outstanding at December 31, 2008 were repaid during 2009.

Note 14 Concentration of Credit Risk

The Corporation maintains its cash accounts with several correspondent banks. Generally, accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. In addition, banks had the option to increase the FDIC insurance coverage temporarily to 100% for noninterest-bearing checking accounts. As a result of this increased coverage, there were no uninsured deposits at December 31, 2009. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Corporation is not exposed to any significant credit risks on cash and cash equivalents.

Most of the Corporation's business activity is with customers located in the state of Washington. Concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Loans are generally limited, by federal banking regulations, to 15% of the Bank's shareholder's equity, plus the allowance for loan losses, excluding accumulated other comprehensive income (loss). Based on regulatory requirements, the Bank currently meets the requirements that allow them to make loans up to 20% of capital with certain restrictions. The Bank generally does not extend credit in excess of $3,190,000 to any single borrower or group of borrowers.

Note 15 Stock Options

The Corporation has two share-based compensation plans which are described below. The compensation cost that has been charged against income for those plans was $33,000 and $15,000 for the years ended December 31, 2009 and 2008, respectively. No income tax expense was recognized for share-based compensation arrangements for the years ended December 31, 2009 and 2008.

Under the Corporation's two Stock Option Plans, the Corporation may grant both incentive and non-qualified options for up to 264,801 shares of its common stock to certain key employees and directors. As of December 31, 2009, there were 21,649 incentive options and 7,057 non-qualified options available for granting. The exercise price of each option equals the fair value of the Corporation's common stock on the date of grant. The options under the Plans are exercisable for ten years from the date of grant. Prior to January 1, 2006, all options vested immediately. Beginning in 2006, options are 20% vested immediately upon grant and vest ratably on January 1 for the next four years.

Note 15 Stock Options, continued

Beginning January 1, 2006, the Corporation began accounting for stock-based awards to employees and directors using the fair value method, in accordance with authoritative guidance issued by the FASB. The Corporation currently uses the Black-Scholes valuation model to estimate the fair value of stock option awards. The following assumptions are used in the Black-Scholes model: expected volatility, expected dividends, expected term and risk-free rate. Expected volatilities are based on the historical volatility of the Corporation's stock and other factors. The Corporation uses historical data to estimate option exercise and employee termination within the model. The expected term of options granted is determined from the output of the option valuation model and management's experience and represent the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions are determined at the date of grant and are not subsequently adjusted for actual.

	2009	2008
Expected volatility	18.95%	15.30%
Weighted-average volatility	18.95%	15.30%
Expected dividends	0%	0%
Expected term (in years)	7.5 yrs	7.5 yrs
Risk-free rate	2.12%	3.39%

A summary of option activity under the Plans as of December 31, 2009 and 2008, and changes during the year then ended, are presented below.

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2008	139,707	$ 9.46	
Granted	18,625	11.35	
Exercised	(5,039)	7.80	
Forfeited or expired	(2,104)	10.74	
Outstanding at December 31, 2008	151,189	$ 9.73	5.58
Vested or expected to vest at December 31, 2008	151,189	$ 9.73	5.58
Exercisable at December 31, 2008	130,692	$ 9.29	5.09
Outstanding at January 1, 2009	151,189	$ 9.73	
Granted	12,175	6.10	
Exercised	(20)	6.10	
Forfeited or expired	(14,663)	8.79	
Outstanding at December 31, 2009	148,681	$ 9.52	5.03
Vested or expected to vest at December 31, 2009	148,681	$ 9.52	5.03
Exercisable at December 31, 2009	125,131	$ 9.45	4.42

Note 15 Stock Options, continued

The weighted-average grant-date fair value of options granted during the year 2009 was $1.66. The fair value of nonvested shares is determined based on the trading price of the Corporation's shares on the grant date. The weighted-average exercise price of shares granted during the year 2009 was $6.10. The proceeds from options exercised were less than $1,000 in 2009 and $39,000 in 2008.

A summary of the status of the Corporation's nonvested shares as of December 31, 2009, and changes during the year then ended, are presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	20,497	$ 3.81
Granted	12,175	1.66
Vested	(8,062)	3.23
Forfeited	(1,060)	3.25
Nonvested at December 31, 2009	23,550	$ 2.95

As of December 31, 2009, there was $57,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Note 16 Profit-Sharing Plan

The Corporation's defined contribution profit-sharing plan covers substantially all employees who are age 21 and older and who have completed one quarter of service. Generally, employees are eligible to defer up to the maximum amount allowed by the IRS of their gross compensation, with employer contributions to the plan made at the discretion of the board of directors. The Corporation made contributions totaling $56,000 and $54,000 for the years ended December 31, 2009 and 2008, respectively.

Note 17 Restriction on Dividends

In the ordinary course of business, the Corporation is dependent upon dividends from Prime Pacific Bank, N.A. to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Prime Pacific Bank, N.A. to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. At December 31, 2009, Prime Pacific Bank, N.A. could not pay dividends to the Corporation without prior regulatory approval.

Note 18 Regulatory Matters

Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined).

Under the capital adequacy guidelines on the regulatory framework for prompt corrective action (as set forth in the table below), the Bank met the criteria to be considered well capitalized as of December 31, 2009. While the Bank continues to remain "well capitalized" under standard bank regulatory guidelines as shown in the table below, the high level of non-performing assets and the written agreement entered into with the Office of the Comptroller of the Currency require the Bank to maintain its Tier 1 Capital (to Adjusted Total Assets) ratio at 9% and its Total Risk-based Capital ratio at 12%. As shown below at December 31, 2009, the Bank's Total Risk-based capital of 13.23% exceeded the required 12%, but the Tier 1 Capital ratio of 8.61% is below the required 9%.

The Bank's actual and required capital amounts and ratios are as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Required to be Well Capitalized under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Risk-based Capital (to Risk-weighted Assets)	$ 17,184	13.23%	$ 10,391	8.00%	$ 12,989	10.00%
Tier 1 Capital (to Risk-weighted Assets)	$ 15,537	11.96%	$ 5,196	4.00%	$ 7,793	6.00%
Tier 1 Capital (to Adjusted Total Assets)	$ 15,537	8.61%	$ 7,216	4.00%	$ 9,021	5.00%
As of December 31, 2008:						
Total Risk-based Capital (to Risk-weighted Assets)	$ 18,925	13.36%	$ 11,331	8.00%	$ 14,164	10.00%
Tier 1 Capital (to Risk-weighted Assets)	$ 17,148	12.11%	$ 5,666	4.00%	$ 8,499	6.00%
Tier 1 Capital (to Adjusted Total Assets)	$ 17,148	9.76%	$ 7,026	4.00%	$ 8,782	5.00%

Note 18 Regulatory Matters, continued

On August 31, 2009, the Bank entered into a Written Agreement with the Comptroller of the Currency. The Written Agreement requires the Bank to take certain actions to strengthen board oversight, strengthen credit risk management, reduce loan concentrations, improve asset quality, review and revise methodology for the allowance for loan losses and maintain specified capital levels over various established timelines.

On December 30, 2009, the Corporation entered into a Written Agreement with the Federal Reserve Bank of San Francisco. The Written Agreement places restrictions on the Corporation regarding payment of dividends, payment of interest and principal payments on debentures and trust preferred securities, incurring new debt and redemption of stock without prior approval of the Federal Reserve Bank.

Note 19 Fair Values of Financial Instruments

The estimated fair values of the Corporation's financial instruments are as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 622	$ 622	$ 2,010	$ 2,010
Interest-bearing deposits	9,957	9,957	5,511	5,511
Federal funds sold	1,000	1,000	12,215	12,215
Investment securities	17,746	17,785	13,530	13,533
Loans, net of allowance	121,032	122,252	139,428	140,650
Bank owned life insurance	1,217	1,217	1,175	1,175
Interest receivable	553	553	975	975
Financial liabilities:				
Deposits	152,648	149,902	164,629	164,936
Advances from FHLB	-	-	1,500	1,507
Debentures payable	5,155	5,155	5,155	5,155
Interest payable	446	446	634	634

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

Note 20 Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) and related changes for the years ended December 31, 2009 and 2008 are reported in the Statements of Changes in Shareholders' Equity. The components of accumulated other comprehensive income (loss) for December 31, 2009 and 2008 are as follows:

	2009	2008
Net unrealized loss in derivative interest rate swap	$ (135)	$ (136)
Net unrealized gains on securities available-for-sale	147	77
Total accumulated other comprehensive income (loss)	$ 12	$ (59)

Note 21 Derivative Financial Instruments

The fair value of derivative positions outstanding is included in accrued interest receivable and other liabilities in the accompanying consolidated balance sheets and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows.

Interest Rate Derivatives: The Corporation entered into an interest rate swap contract on March 4, 2008 with a total notional amount of $2,500,000. The interest rate swap contract was designated as a hedging instrument in cash flow hedges with the objective of protecting the overall cash flows from the Corporation's debentures payable through October 9, 2012. This interest rate swap contract provides for a fixed interest rate of 4.89% through its expiration date on October 9, 2012. The interest rate swap was entered into at the current market rate on the transaction date. Accordingly, no premium was paid or received in connection with the swap.

Note 22 Fair Value Measurements

Effective January 1, 2008, the Corporation adopted new authoritative guidance issued by the FASB regarding fair value measurements for financial assets and financial liabilities. In accordance with this guidance, the Corporation delayed the application for fair value measurements of nonfinancial assets and nonfinancial liabilities until January 1, 2009. The new authoritative guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

The authoritative guidance issued by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Note 22 Fair Value Measurements, continued

The authoritative guidance issued by the FASB requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Corporation's financial assets and financial liabilities carried at fair value effective January 1, 2008.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Note 22 Fair Value Measurements, continued

Securities Available-for-Sale: U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Impaired Loans: Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure the fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2009:				
Available-For-Sale				
U.S. government agency mortgage-backed securities	$ -	$ 14,526	$ -	$ 14,526
Obligations of states and political subdivisions	-	1,715	-	1,715
Other securities	-	579	-	579
Totals	$ -	$ 16,820	$ -	$ 16,820
December 31, 2008:				
Available-For-Sale				
U.S. government agencies and corporations	$ -	$ 2,191	$ -	$ 2,191
U.S. government agency mortgage-backed securities	-	8,093	-	8,093
Obligations of states and political subdivisions	-	1,681	-	1,681
Other securities	-	513	-	513
Totals	$ -	$ 12,478	$ -	$ 12,478

Note 22 Fair Value Measurements, continued

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). During the years ended December 31, 2009 and 2008, certain impaired loans were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for possible loan losses based upon the fair value of the underlying collateral. During 2009 and 2008, impaired loans with a carrying value of $5,849,000 and $3,600,000, respectively, were reduced by specific valuation allowance allocations totaling $1,289,000 and $388,000, respectively, to a total reported fair value of $4,560,000 and $3,212,000, respectively, based on collateral valuations utilizing Level 2 valuation inputs.

Certain nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Certain nonfinancial assets measured at fair value on a non-recurring basis include nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment. As stated above, the new authoritative guidance issued by the FASB became effective for these fair value measurements beginning January 1, 2009.

Note 23 Condensed Financial Information - Parent Company Only

CONDENSED BALANCE SHEETS

	2009	2008
Assets		
Cash	$ 182	$ 424
Investment in subsidiaries	15,769	17,990
Other assets	271	276
Total Assets	$ 16,222	$ 18,690
Liabilities		
Accrued expenses and other liabilities	$ 408	$ 212
Debentures payable	5,155	5,155
Total Liabilities	5,563	5,367
Shareholders' equity	10,659	13,323
Total Liabilities and Shareholders' Equity	$ 16,222	$ 18,690

CONDENSED STATEMENTS OF OPERATIONS

	2009	2008
Income		
Dividend income from subsidiaries	$ 1,200	$ -
Interest income	4	8
Total income	1,204	8
Expenses		
Interest	187	270
Other operating expenses	20	47
Total expenses	207	317
Income (loss) before federal income taxes and equity in undistributed income (loss) of subsidiaries	997	(309)
Federal income tax benefit	(69)	(96)
Income (loss) before equity in undistributed income (loss) of subsidiaries	1,066	(213)
Equity in undistributed income (loss) of subsidiaries	(3,659)	1,118
Net Income (Loss)	$ (2,593)	$ 905

Note 23 Condensed Financial Information - Parent Company Only, continued

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008
Cash Flows from Operating Activities:		
Net income (loss)	$ (2,593)	$ 905
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Equity in undistributed (income) loss of subsidiaries	3,659	(1,118)
Other - net	2	(215)
Net Cash Provided (Used) by Operating Activities	1,068	(428)
Cash Flows from Investing Activities:		
Capital injection in Bank subsidiary	(1,135)	-
Net Cash Used by Investing Activities	(1,135)	-
Cash Flows from Financing Activities:		
Proceeds from stock options exercised	-	39
Repurchases of stock	(175)	(18)
Net Cash Provided (Used) by Financing Activities	(175)	21
Net decrease in cash	(242)	(407)
Cash at beginning of year	424	831
Cash at end of year	$ 182	$ 424

OTHER FINANCIAL INFORMATION

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2009
(Dollars in Thousands)

	PRIME PACIFIC FINANCIAL SERVICES, INC.	PRIME PACIFIC BANK, N.A.	PRIME PACIFIC PREMISES, INC.	ELIMINATIONS	CONSOLIDATED BALANCES 2009
ASSETS					
Cash and due from banks	$ 182	$ 622	$ 394	$ (576)	$ 622
Interest-bearing deposits in other financial institutions	-	9,957	-	-	9,957
Federal funds sold	-	1,000	-	-	1,000
Investment in subsidiaries	15,769	-	-	(15,614)	155
Investment securities	-	17,746	-	-	17,746
Loans	-	125,731	-	(1,145)	124,586
Allowance for loan losses	-	3,554	-	-	3,554
Net loans	-	122,177	-	(1,145)	121,032
Premises and equipment, net of accumulated depreciation	-	9,546	1,178	(852)	9,872
Foreclosed real estate	-	4,922	-	-	4,922
Bank owned life insurance	-	1,217	-	-	1,217
Net deferred tax asset	-	611	-	(37)	574
Accrued interest receivable	1	552	-	-	553
Other assets	270	1,224	31	(400)	1,125
Total Assets	$ 16,222	$ 169,574	$ 1,603	$ (18,624)	$ 168,775
LIABILITIES					
Deposits	$ -	$ 153,224	$ -	$ (576)	$ 152,648
Debentures payable	5,155	-	-	-	5,155
Other liabilities:					
Accrued interest payable	67	379	-	-	446
Accrued expenses and other liabilities	341	287	201	(400)	429
Notes payable	-	-	1,145	(1,145)	-
Net deferred tax liability	-	-	327	(327)	-
Total other liabilities	408	666	1,673	(1,872)	875
Total Liabilities	5,563	153,890	1,673	(2,448)	158,678
SHAREHOLDERS' EQUITY					
Common stock, no par value:					
Authorized - 5,000,000 shares					
Issued and outstanding - 1,233,697 shares	9,439	12,435	750	(13,185)	9,439
Retained earnings (deficit)	1,208	3,102	(820)	(2,844)	646
Accumulated other comprehensive income, net of tax	12	147	-	(147)	12
Total Shareholders' Equity	10,659	15,684	(70)	(16,176)	10,097
Total Liabilities and Shareholders' Equity	$ 16,222	$ 169,574	$ 1,603	$ (18,624)	$ 168,775

See Independent Auditor's Report.

PRIME PACIFIC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Thousands)

	PRIME PACIFIC FINANCIAL SERVICES, INC.	PRIME PACIFIC BANK, N.A.	PRIME PACIFIC PREMISES, INC.	ELIMINATIONS	CONSOLIDATED BALANCES 2009
Interest income					
Interest and fees on loans	$ -	$ 8,777	$ -	$ (152)	$ 8,625
Interest on investment securities	-	748	-	-	748
Interest on federal funds sold and interest-bearing deposits with financial institutions	-	131	-	-	131
Other interest income	4	-	-	-	4
Total interest income	4	9,656	-	(152)	9,508
Interest expense					
On deposits	-	4,830	-	-	4,830
On borrowed funds	187	18	152	(152)	205
Total interest expense	187	4,848	152	(152)	5,035
Net interest income	(183)	4,808	(152)	-	4,473
Provision for loan losses	-	3,886	-	-	3,886
Net interest income after provision for loan losses	(183)	922	(152)	-	587
Non-interest income					
Service charges on deposits accounts	-	68	-	-	68
Equity in undistributed loss of subsidiaries	(3,659)	-	-	3,659	-
Dividend income from subsidiaries	1,200	-	-	(1,200)	-
Net gain on sales of investment securities	-	310	-	-	310
Net loss on sales of other real estate	-	(68)	-	-	(68)
Gain on sales of premises	-	-	852	(852)	-
Other	-	166	255	(255)	166
Total non-interest income	(2,459)	476	1,107	1,352	476
Non-interest expense					
Salaries and employee benefits	-	2,463	-	-	2,463
Occupancy	-	695	167	(255)	607
Data processing	-	301	-	-	301
Furniture, fixtures and equipment	-	202	-	-	202
Writedowns on other real estate	-	518	-	-	518
FDIC insurance assessments	-	568	-	-	568
Other	20	1,234	-	-	1,254
Total non-interest expense	20	5,981	167	(255)	5,913
Income (loss) before federal income taxes	(2,662)	(4,583)	788	1,607	(4,850)
Federal income tax (benefit)	(69)	(1,604)	268	(290)	(1,695)
Net Income (Loss)	$ (2,593)	$ (2,979)	$ 520	$ 1,897	$ (3,155)

See Independent Auditor's Report.

PRIME PACIFIC BANK, N.A.
AVERAGE BALANCES AND NET INTEREST INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Dollars in Thousands)

	2009			2008		
	Average Balance	Interest Income/ (Expense)	Average Rate	Average Balance	Interest Income/ (Expense)	Average Rate
Interest Earning Assets:						
Loans	$ 136,805	$ 8,777	6.4%	$ 145,848	$ 11,879	8.1%
Investment securities	22,099	748	3.4%	10,048	449	4.5%
Interest-bearing deposits in banks and federal funds sold	13,751	131	1.0%	12,275	394	3.2%
Total interest earning assets/ interest income	172,655	9,656	5.6%	168,171	12,722	7.6%
Cash and due from banks	1,740			1,644		
Premises and equipment - net	8,023			1,195		
Allowance for loan losses	(2,915)			(2,230)		
Other assets	5,490			2,333		
Total Assets	$ 184,993			$ 171,113		
Interest Bearing Liabilities:						
Deposits:						
Savings and interest-bearing demand	28,801	(466)	1.6%	26,077	(514)	2.0%
Time	129,714	(4,364)	3.4%	116,996	(5,093)	4.4%
Short-term borrowings	804	(18)	2.2%	941	(25)	2.7%
Total interest bearing liabilities/ interest expense	159,319	(4,848)	3.0%	144,014	(5,632)	3.9%
Demand deposits	7,979			9,283		
Other liabilities	810			1,083		
Shareholders' equity	16,885			16,733		
Total Liabilities and Shareholders' Equity	$ 184,993			$ 171,113		
Net interest income		$ 4,808			$ 7,090	
Net Interest Income as a Percentage of Average Earning Assets:						
Interest income			5.6%			7.6%
Interest expense			-2.8%			-3.3%
Net interest income			2.8%			4.3%

See Independent Auditor's Report.

SIGNATURES

The issuer has duly caused this Amendment No. 1 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lynnwood, State of Washington, on October 7, 2010.

PRIME PACIFIC FINANCIAL SERVICES, INC.

By: 
Glenn Deutsch, President and Chief Executive Officer

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on October 7, 2010.

Signature	Capacity
/s/ Glenn Deutsch * Glenn Deutsch	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Don Kiser * Don Kiser	SVP and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Diana Clay * Diana Clay	Director
/s/ Norman Goodwin* Norman Goodwin	Director
/s/ John Pfeifer* John Pfeifer	Director
David Bolin, Jr.	Director
Timothy McMahon	Director

______________________________ Linda Schoener	Director
______________________________ Harry Truitt	Director
/s/ Roger Werner* Roger Werner	Director

*By: 
Glenn Deutsch
Attorney-in-fact

PART III
EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Articles of Incorporation of Prime Pacific Financial Services, Inc.*
2.2	Bylaws of Prime Pacific Financial Services, Inc.*
4.1	Form of Subscription Agreement*
6.1	2009 Stock Option and Equity Compensation Plan*
6.2	Employment Agreement – Glenn Deutsch*
6.3	Employment Agreement – Eric Carlsen*
6.4	Employment Agreement – Don Kiser*
8.2	Articles of Association of Prime Pacific Bank*
8.3	Bylaws of Prime Pacific Bank*
10.1	Consent of Independent Certified Public Accountants
10.2	Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)*
11.1	Opinion of Graham & Dunn PC regarding legality of the securities covered by the Offering Statement*

*Previously submitted.


SGA
Stovall Grandey & Allen LLP

500 W. 7th Street
Suite 900
Fort Worth, Texas
76102-4702

Phone 817-632-2500
Fax 817-632-2598

www.sga-cpas.com

Exhibit 10.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Amendment No. 1 to the Regulation A Offering Statement of Prime Pacific Financial Services, Inc., filed under Form 1-A with the Securities and Exchange Commission on or about October 8, 2010, of our report, dated April 12, 2010, appearing in the Regulation A Offering Statement.

We also consent to the reference of our firm under the caption "Independent Auditors" in such Regulation A Offering Statement.

Stovall, Grandy & Allen, L.L.P.

STOVALL, GRANDY & ALLEN, L.L.P.
Fort Worth, Texas
October 8, 2010